UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

under Section 14(d)(4) of the Securities Exchange Act of 1934

EXAR CORPORATION

(Name of Subject Company)

EXAR CORPORATION

(Name of Persons Filing Statement)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

300645108

(CUSIP Number of Class of Securities)

Ryan A. Benton

Chief Executive Officer

Exar Corporation

48720 Kato Road

Fremont, CA 94538

(510) 668-7000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

With Copies to:

Jorge A. del Calvo

James J. Masetti

Gurpreet S. Bal

Pillsbury Winthrop Shaw Pittman LLP

2550 Hanover Street

Palo Alto, California 94304

(650) 233-4500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information

Name and Address

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule 14D-9”) relates is Exar Corporation, a Delaware corporation (“Exar” or the “Company”). The address of Exar’s principal executive office is 48720 Kato Road, Fremont, CA 94538 and its telephone number is (510) 668-7000.

Securities

The title of the class of equity securities to which this Schedule 14D-9 relates is common stock, $0.0001 par value per share (the “Common Shares”) of the Company. As of the close of business on April 7, 2017, there were 51,476,565 Common Shares outstanding.

Item 2. Identity and Background of Filing Person

Name and Address

The name, business address and business telephone number of Exar, which is both the person filing this Schedule 14D-9 and the subject company, are set forth above in “Item 1. Subject Company Information — Name and Address.”

Tender Offer

This Schedule 14D-9 relates to a tender offer by Eagle Acquisition Corporation, a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of MaxLinear, Inc., a Delaware corporation (“MaxLinear” or “Parent”), to purchase for cash all of the outstanding Common Shares (each Common Share, a “Share” and collectively, the “Shares”) at a price of $13.00 per share (the “Offer Price”), without interest thereon, net to the seller in cash, and subject to reduction for any applicable U.S. federal withholding, back-up withholding or other applicable tax withholdings, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 13, 2017 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, and together with the exhibits thereto, the “Schedule TO”), filed by Purchaser and Parent with the Securities and Exchange Commission (the “SEC”) on April 13, 2017. Copies of the Offer to Purchase and form of Letter of Transmittal being mailed to Exar’s stockholders together with this Schedule 14D-9, are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to an Agreement and Plan of Merger dated as of March 28, 2017 (as it may be amended or supplemented from time to time, the “Merger Agreement”), by and among Exar, Purchaser and Parent, pursuant to which, among other things, after the completion of the Offer and the satisfaction or waiver of certain conditions set forth in the Merger Agreement, Purchaser will merge with and into Exar, with Exar surviving as a wholly-owned subsidiary of Parent (the “Merger”). The closing of the Merger will occur promptly after the consummation of the Offer (“Merger Closing”). At the effective time of the Merger (the “Effective Time”), each Share issued and outstanding immediately prior to the Effective Time (other than Shares owned by MaxLinear, any subsidiary of MaxLinear or Exar, or held in treasury by Exar, or Shares held by stockholders who have properly and validly exercised their statutory rights of appraisal in respect of such Shares in accordance with Section 262 of the Delaware General Corporation Law (“DGCL”) if certain other conditions and statutory requirements described herein are met (“Dissenting Shares”)) will be cancelled and extinguished and automatically converted into the right to receive cash in an amount equal to the Offer Price, without interest thereon, net to the seller in cash, and subject to reduction for any applicable U.S. federal withholding, back-up withholding or other applicable tax withholdings, on the terms and conditions set forth in the Merger Agreement. A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Purchaser’s obligation to accept for payment and to pay for all Shares validly tendered in the Offer is conditioned upon there being validly tendered, in accordance with the terms of the Offer (after giving effect to any withdrawals of previously tendered Shares), a number of Shares that, taken together with any Shares then owned by Parent and Purchaser, represent at least one more than 50% of the sum of (i) all then outstanding Shares plus (ii) the number of shares underlying all then outstanding Vested Company Options (as defined in the Merger Agreement) plus (iii) the number of shares issuable upon settlement of all then outstanding Company Restricted Stock Units (as defined in the Merger Agreement) (and excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received,” as such term is defined in Section 251(h) of the DGCL, by the depositary for the Offer pursuant to such procedures) (the “Minimum Condition”).

In addition, Purchaser will not be required to accept any Shares for payment pursuant to the Offer if, immediately prior to the expiration of the Offer, any of the following conditions have not been satisfied (or waived by Parent and Purchaser, if permissible under applicable law): (i) the waiting period (and any extensions thereof) applicable to the transactions contemplated by the Merger Agreement (including the Offer and the Merger) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) has expired or been terminated; (ii) the Company has performed or complied with in all material respects all covenants and obligations that the Company is required to comply with or perform under the Merger Agreement prior to the scheduled expiration of the Offer; (iii) the representations and warranties made by Exar in the Merger Agreement have been true and correct on the dates and pursuant to the standards described in Section 15 of the Offer to Purchase; (iv) since the date of the Merger Agreement, there has not occurred any “Company Material Adverse Effect” (as defined in the Merger Agreement), that is continuing as of immediately prior to the scheduled expiration of the Offer; (v) no governmental authority of competent jurisdiction has (A) enacted, issued, promulgated, entered, enforced or deemed applicable to the Offer or the Merger (as defined below) any law that is in effect and has the effect of making the consummation of the Offer or the Merger illegal, or which has the effect of prohibiting, preventing or otherwise restraining the consummation of the Offer or the Merger, or (B) issued or granted any order that is in effect and has the effect of making the Offer or the Merger illegal or which has the effect of prohibiting, preventing or otherwise restraining the Offer or the Merger; (vi) the Marketing Period (as defined in Section 15 of the Offer to Purchase) has been completed; or (viii) the Merger Agreement has not been terminated in accordance with its terms. The “Expiration Date” means midnight (Eastern time) on May 11, 2017, which is the date that is twenty (20) business days after the date the Offer is first commenced, unless the Offer is extended in accordance with the terms of the Merger Agreement.

The foregoing summary of the Offer, the Merger and the Merger Agreement is qualified in its entirety by the more detailed description and explanation contained in the Offer to Purchase. Copies of the Offer to Purchase and form of Letter of Transmittal are being mailed to the Stockholders together with this Schedule 14D-9, are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference.

As set forth in the Schedule TO, the address of the principal executive offices of each of Parent and Purchaser is 5966 La Place Court, Suite 100, Carlsbad, California 92008, and their telephone number is (760) 692-0711.

Item 3. Past Contacts, Transactions, Negotiations and Agreements

Except as set forth or incorporated by reference in this Schedule 14D-9, to the knowledge of Exar, as of the date hereof, there are no material agreements, arrangements or understandings, or any actual or potential conflicts of interest between Exar and its affiliates on the one hand and (i) Exar’s executive officers, directors or affiliates, or (ii) Parent, Purchaser or their respective executive officers, directors or affiliates, on the other hand.

Arrangements with Parent and Purchaser and their Affiliates

Merger Agreement

On March 28, 2017, Exar, Parent and Purchaser entered into the Merger Agreement. The summary of the material provisions of the Merger Agreement contained in Section 11 of the Offer to Purchase and the description of the conditions of the Offer contained in Section 15 of the Offer to Purchase are incorporated herein by reference.

The Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference, has been provided solely to inform investors of its terms. Except for its status as the contractual document that establishes and governs the legal relations among the parties with respect to the Offer and the Merger, Exar and Parent do not intend for the Merger Agreement to be a source of factual, business or operational information about the companies. The Merger Agreement contains representations and warranties of the parties as of specific dates and may have been used for purposes of allocating risk between the parties rather than establishing matters as facts. Those representations and warranties were made solely for the benefit of the other parties to the Merger Agreement, and Exar’s stockholders are not third-party beneficiaries of the Merger Agreement. Those representations and warranties are qualified in several important respects, which you should consider as you read them in the Merger Agreement. The representations and warranties are qualified in their entirety by certain information filed by Exar with the SEC prior to the date of the Merger Agreement, as well as by confidential disclosure schedules that Exar delivered to Parent in connection with the execution of the Merger Agreement, and are qualified by contractual standards of materiality that may differ from what stockholders consider to be material. Information concerning the subject matter of the representations and warranties may have changed since the date of the Merger Agreement. For the foregoing reasons, stockholders and other investors should not rely on the representations and warranties contained in the Merger Agreement as accurate statements as of the date of the Merger Agreement or any other date.

The above summary of certain provisions of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement itself, which is incorporated herein by reference and a copy of which is filed as Exhibit (e)(1) to this Schedule 14D-9.

Confidentiality Agreement

On November 21, 2016, Parent and Exar entered into a confidentiality agreement (the “Confidentiality Agreement”) in connection with Parent’s consideration of a possible transaction with or involving Exar. Under the Confidentiality Agreement, Parent and Exar agreed, subject to certain exceptions, to keep confidential certain non-public information relating to the other party for a period of two years from the date of the Confidentiality Agreement. The Confidentiality Agreement includes a standstill provision which expires twelve months from the date of the Confidentiality Agreement. The Confidentiality Agreement also contains a non-solicitation provision prohibiting each party from, either directly or indirectly, soliciting for employment any employee of the other party for a period of twelve months from the date of the Confidentiality Agreement, subject to certain exceptions.

The above summary of certain provisions of the Confidentiality Agreement is qualified in its entirety by reference to the Confidentiality Agreement itself, which is incorporated herein by reference and a copy of which is filed as Exhibit (e)(2) to this Schedule 14D-9.

Exclusivity Agreement

On February 19, 2017, Parent and Exar entered into an Exclusivity Agreement (the “Exclusivity Agreement”). Under the terms of the Exclusivity Agreement, Exar agreed that, until 11:59 p.m. (San Francisco time) on March 21, 2017 (the “Expiration of Exclusivity”), neither Exar nor its representatives would, directly or indirectly: (i) solicit, initiate, seek, knowingly encourage, promote or support any inquiry, proposal or offer from, (ii) furnish any non-public information regarding Exar to, or (iii) participate in any discussions or negotiations with, in each case any corporation, limited liability company, general or limited partnership, business trust, unincorporated association or other entity, person or group of any of the foregoing (other than Parent and its representatives) (each, a “Third Party”) regarding an acquisition of 5% or more of the outstanding capital stock of or other equity interests in Exar or any of its subsidiaries or 5% or more of the consolidated assets of Exar (including by way of any merger, consolidation, tender or exchange offer, recapitalization, extraordinary dividend or joint venture with or involving Exar or any of its subsidiaries or any acquisition, sale or transfer of any of the business, properties, securities, or assets of Exar or any of its subsidiaries), or any other similar transaction involving Exar or any of its subsidiaries that would reasonably be expected to prevent or materially impede, interfere with or delay the consummation of the transaction. Exar agreed to immediately terminate any such discussions or negotiations in progress related to an alternative transaction and agreed to not reinitiate or otherwise engage in any further discussions or negotiations with any Third Parties during this period. The Exclusivity Agreement also requires Exar to notify the Parent of any communication, offer or proposal from a third party regarding or relating to a potential alternative transaction. The Exclusivity Agreement was amended on March 17, 2017 to extend the Expiration of Exclusivity through March 27, 2017 and again on March 26, 2017 to further extend the Expiration of Exclusivity through April 3, 2017.

The above summary of certain provisions of the Exclusivity Agreement is qualified in its entirety by reference to the Exclusivity Agreement itself, which is incorporated herein by reference and a copy of which is filed as Exhibit (e)(3) to this Schedule 14D-9.

Support Agreements

Concurrently with the execution of the Merger Agreement, Key Stockholders (as defined in the Merger Agreement and including Exar’s directors and executive officers) of Exar, who together own approximately 20% of the total Shares outstanding on the date of the Merger Agreement, entered into a Support Agreement with Parent (each a “Support Agreement”), pursuant to which such Key Stockholders have agreed, among other things, to tender their shares in the Offer and, if required, vote their respective shares against any alternative proposal and against any action or agreement that would reasonably be expected to impede, interfere with, delay, discourage, adversely affect or inhibit the timely consummation of, the Offer, the Merger, or the other transactions contemplated by the Merger Agreement. The Support Agreements will terminate upon certain specified events, including termination of the Merger Agreement.

The above summary of certain provisions of the Support Agreements is qualified in its entirety by reference to the Support Agreement themselves, which are incorporated herein by reference and a copy of which is filed as Exhibits (e)(4) and (e)(5) to this Schedule 14D-9.

Debt Commitment Letter

In connection with the Merger Agreement, Parent entered into a debt commitment letter (the “Debt Commitment Letter”), dated as of March 28, 2017, with JPMorgan Chase Bank, N.A. (“JPMCB”), Deutsche Bank AG New York Branch (“DBNY” and together with JPMCB, the “Initial Lenders”) and Deutsche Bank Securities Inc. (“DBSI”), pursuant to which the Initial Lenders have committed to provide a secured term loan facility in an aggregate principal amount of up to $425,000,000, subject to the satisfaction of certain customary closing conditions (the “Debt Financing”). The net proceeds of the Debt Financing are available (i) to finance the Merger, (ii) to refinance certain existing indebtedness of the Company, (iii) to pay fees and expenses incurred in connection with the Offer and the Merger and (iv) for working capital and general corporate purposes. Under the terms of the Debt Commitment Letter, JPMCB and DBSI will act as joint lead arrangers and joint bookrunners. The actual documentation governing the Facility has not been finalized, and accordingly, the actual terms may differ from the description of such terms in the Debt Commitment Letter.

The above summary of certain provisions of the Debt Commitment Letter is qualified in its entirety by reference to the Debt Commitment Letter itself, which is incorporated herein by reference and a copy of which is filed as Exhibit (e)(6) to this Schedule 14D-9.

Arrangements between Exar and its Executive Officers, Directors and Affiliates

The executive officers of Exar and the members of the board of directors of Exar (the “Board”, the “Company Board” or the “Exar Board”) may be deemed to have interests in the transactions contemplated by the Merger

Agreement (the “Transactions”) that may be different from or in addition to those of Exar’s stockholders generally. These interests may create potential conflicts of interest. The Board was aware of these interests and considered them, along with other matters described below in “Item 4. The Solicitation or Recommendation —Reasons for Recommendation,” in reaching its decision to approve the Merger Agreement and the Transactions and to recommend that Exar’s stockholders accept the Offer, and tender their Shares pursuant to the Offer.

For additional information with respect to the arrangements between Exar and its executive officers, directors and affiliates described in this Item 3, please also see disclosure in respect of Messrs. Benton, Lougheed and Wark in “Item 8. Additional Information — Golden Parachute Compensation” below, which is incorporated herein by reference, and information disclosure in respect of Messrs. Benton, Lougheed and Wark contained in the section entitled “Executive Compensation Matters” in Exar’s definitive proxy statement filed with the SEC on July 21, 2016.

Cash Payable for Shares Tendered Pursuant to the Offer

The non-employee directors and executive officers Exar who tender their Shares for purchase pursuant to the Offer will be entitled to receive the same cash consideration subject to the same terms and conditions as the other stockholders of Exar. As of April 7, 2017, the non-employee directors and executive officers of Exar beneficially owned, in the aggregate, 334,943 Shares (or approximately 0.65% of the outstanding Shares as of such date), excluding Shares issuable to such stockholders after the date of this Schedule 14D-9 and prior to the Effective Time upon vesting of restricted stock units or performance stock units and upon exercise of options to purchase common stock (whether or not vesting or exercisable within 60 days of April 7, 2017). If the non-employee directors and executive officers of Exar were to tender all such Shares for purchase pursuant to the Offer, and such Shares were accepted for payment and purchased by Purchaser, they would receive an aggregate of $4,354,260 in cash. For a description of the treatment of stock options, performance stock options, restricted stock units and performance stock units held by the directors and executive officers of Exar, see below under the heading “Effect of the Merger on Stock Options and Performance Stock Options” and “Effect of the Merger on Restricted Stock Units and Performance Stock Units.”

The following table sets forth, as of April 7, 2017, the cash consideration that each executive officer and non-employee director would be entitled to receive in respect of their outstanding Shares if such party were to tender all of its outstanding Shares pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser.

Name	Number of Shares	Amount Payable ($)
Non-Employee Directors:
Behrooz Abdi	29,540	$384,020
Izak Bencuya	45,000	$585,000
Pierre Guilbault	14,500	$188,500
Brian Hilton	38,000	$494,000
Jeffrey Jacobowitz (1)	—	—
Gary Meyers	63,625	$827,125

Executive Officers:
Ryan Benton	93,292	$1,212,796
Keith Tainsky	1,879	$24,427
James Lougheed	26,418	$343,434
Daniel Wark	19,871	$258,323
Hung Le	2,818	$36,634

(1)

Does not include 2,324,663 Shares beneficially owned by Simcoe Partners, L.P.; 119,031 Shares beneficially owned by SDR Partners, LLC; and 134,207 Shares held in certain accounts for which Simcoe Capital Management, LLC

(together with Simcoe Partners, L.P., “Simcoe”) serves as investment manager and indirectly beneficially owned by Mr. Jacobowitz as Managing Partner of Simcoe.

Effect of the Merger on Stock Options and Performance Stock Options

Pursuant to the terms of the Merger Agreement, at the Effective Time, each outstanding and unexercised option to purchase Shares with a per-Share exercise price less than the Offer Price, to the extent vested as of the Effective Time (each, a “Vested Company Option”) shall be cancelled in exchange for the right to receive a cash payment without interest thereon, net to the seller in cash, and subject to reduction for any applicable U.S. federal withholding, back-up withholding or other applicable tax withholdings, equal to the product of (x) the total number of Shares subject to such Vested Company Option, multiplied by (y) the amount by which the Offer Price exceeds the exercise price per share of such Vested Company Option (such amount, the “Option Award Amount”). Non-employee members of the Board are entitled to automatic 100% vesting acceleration of their outstanding options to purchase Shares pursuant to the terms of the Company’s form of director award agreements under the Company’s 2006 Equity Incentive Plan (the “2006 Stock Plan”) and the Company’s 2014 Equity Incentive Plan (the “2014 Stock Plan”). For a further description of the non-employee directors’ vesting acceleration rights, see below under the heading “— Change of Control Arrangements.”

Pursuant to the Merger Agreement, at the Effective Time, each outstanding and unexercised option to purchase Shares, to the extent unvested as of the Effective Time that is subject to time-based vesting (each, an “Unvested Company Option”) and each outstanding and unexercised option to purchase Shares with a per-Share exercise price equal to or exceeding the Offer Price (each, an “Out-of-the-Money Company Option”) will be assumed by Parent and converted into an award of stock options exercisable for that number of shares of Parent Class A Common Stock (each, after such conversion, an “Assumed Option”) equal to the number of whole Shares then underlying the applicable Unvested Company Option or Out-of-the-Money Company Options multiplied by the Option Exchange Ratio (as defined below), rounded down to the nearest whole share, with a per-share exercise price equal to the exercise price of the applicable option divided by the Option Exchange Ratio, rounded up to the nearest whole cent. Assumed Options will be subject to the same vesting terms and conditions as in effect prior to the Effective Time. The “Option Exchange Ratio” is equal to the quotient (computed to the nearest four decimal places) of the Offer Price divided by the volume weighted average closing price per share of Parent Class A Common Stock as reported on the NYSE over the 10 consecutive trading days ending on the second trading day immediately preceding the Expiration Date. However, only Unvested Company Options and Out-of-the-Money Company Options held by employees, directors or consultants of Exar who become employees, directors or consultants of Parent (or a subsidiary of Parent) after the Effective Time (such individuals, “Continuing Service Providers”) shall be assumed by Parent and converted into Assumed Options. By virtue of the Merger and without any action on the part of Parent, Exar or the holder thereof, any Unvested Company Options and Out-of-the-Money Company Options held by non-Continuing Service Providers shall be cancelled and shall have no further effect following the Effective Time. It is therefore expected that any Out-of-the-Money Company Options held by the Company’s non-employee directors will be cancelled rather than converted into Assumed Options.

Pursuant to the Merger Agreement, at the Effective Time, each outstanding and unexercised option to purchase Shares with a performance-based vesting condition that is not a Vested Company Option nor an Assumed Option (each, an “Unvested Company Performance Option”) will be converted into an option exercisable for that number of shares of Parent Class A Common Stock (each, after such conversion, a “Converted Performance Option”) equal to the number of whole Shares then underlying the applicable Unvested Company Performance Option multiplied by the Option Exchange Ratio, rounded down to the nearest share, with a per-share exercise price equal to the exercise price of the applicable option divided by the Option Exchange Ratio, rounded up to the nearest whole cent. Converted Performance Options will be subject to the same vesting terms and conditions as in effect prior to the Effective Time, except that all performance-based vesting criteria applicable to performance periods ending after the Company’s fiscal year 2017 are deemed to be achieved at target levels as of immediately prior to the Effective Time.

The table below sets forth (i) the number of Shares underlying the Vested Company Options that were held by the directors and executive officers of Exar on April 7, 2017 including options eligible for “single-trigger” accelerated vesting upon occurrence of the Transactions (and without occurrence of any other event such a termination of service), (ii) the total cash-out payments for the Vested Company Options, after taking into account the difference between the Offer Price and the weighted average exercise price of such Vested Company Options and without taking into account any applicable tax withholdings. (iii) the number of Shares underlying the Unvested Company Options, Out-of-the-Money Company Options and Unvested Company Performance Options, (iv) the weighted-average exercise price of such Unvested Company Options, Out-of-the-Money Company Options and Unvested Company Performance Options that were held by the executive officers of Exar on April 7, 2017 that are eligible to become Assumed Options or Converted Performance Options and (v) the estimated number of shares of Parent Class A Common Stock subject to the Assumed Options and Converted Performance Options the executive officers of Exar are expected to receive in respect of such Unvested Company Options, Out-of-the-Money Company Options and Unvested Company Performance Options.

Name	Number of Shares Underlying Vested Company Options Eligible for Payments of Option Award Amounts	Total Option Award Amount payable for Vested Company Options to be Cancelled in Merger ($)	Number of Shares Underlying Unvested or Out-of-the- Money Company Options Eligible for Conversion	Weighted Average Exercise Price of Unvested and Out-of-the- Money Company Options Eligible for Conversion ($)	Number of Parent Shares Estimated to be Subject to Assumed Options or Converted Performance Options (1)
Non-Employee Directors:
Behrooz Abdi	70,000	$346,900	—	—	—
Izak Bencuya	70,000	$342,900	—	—	—
Pierre Guilbault	94,000	$424,020	—	—	—
Brian Hilton	94,000	$424,020	—	—	—
Jeffrey Jacobowitz	40,000	$88,400	—	—	—
Gary Meyers	70,000	$342,900	—	—	—

Executive Officers:
Ryan Benton	358,333	$1,828,645	546,667	$8.34	254,481
Keith Tainsky	27,813	$96,035	194,687	$7.65	90,580
James Lougheed	174,583	$1,064,373	220,417	$6.14	102,573
Daniel Wark	198,133	$1,066,674	110,467	$6.45	51,376
Hung Le	48,750	$374,888	131,250	$5.31	61,078

Total:	1,245,612	$6,399,755	1,203,488	—	560,088

(1)	For purposes of calculating the Option Exchange Ratio, the per share value of Parent Class A Common Stock was assumed to be $27.92, which is its average per share closing price over the first five business days (March 30, 2017 through April 5, 2017) following the first public announcement of the Offer on March 29, 2017.

Effect of the Merger on Restricted Stock Units and Performance Stock Units

Pursuant to the terms of the Merger Agreement, at the Effective Time, each outstanding stock unit of Shares (whether a restricted stock unit vesting solely based on continued service or a performance stock unit vesting all or in part by achievement of performance-vesting conditions), to the extent vested as of the Effective Time (each, a “Vested Company Unit”) shall be cancelled in exchange for the right to receive a cash payment, without interest thereon, net to the seller in cash, and subject to reduction for any applicable U.S. federal withholding, back-up withholding or other applicable tax withholdings, equal to the product of (x) the total number of Shares subject to such Vested Company Unit, multiplied by (y) the Offer Price (the “Unit Award Amount”). In the ordinary course, the Company settles restricted stock units and performance stock units in Shares shortly after satisfying all vesting conditions. Accordingly, the Vested Company Units are expected to include only the number of restricted stock units held by Exar’s non-employee directors that are subject to automatic 100% vesting acceleration in connection with the Transactions. For a further description of the non-employee directors’ vesting acceleration rights, see below under the heading “— Change of Control Arrangements.”

Pursuant to the terms of the Merger Agreement, at the Effective Time, each stock unit of Shares scheduled to vest solely based on continued service that is not a Vested Company Unit and that is outstanding immediately prior to the Effective Time (an “Unvested Company RSU”) shall be converted into an award (each, after such conversion, an “Assumed Unit”) to receive that number of shares of Parent Class A Common Stock equal to the product obtained by multiplying (A) the number of Shares subject to such Unvested Company RSU immediately prior to the Effective Time by (B) the Option Exchange Ratio, with the resulting number rounded down to the nearest whole share of Parent Class A Common Stock. Each Assumed Unit shall otherwise be subject to the same terms and conditions as were applicable under the respective Unvested Company RSU immediately prior to the Effective Time. However, only Unvested Company RSUs that are outstanding immediately prior to the Effective Time that are held by a Person who is a Continuing Service Provider shall be assumed by Parent and converted into an Assumed Unit. By virtue of the Merger and without any action on the part of Parent, Exar or the holder thereof, any Unvested Company RSUs held by non-Continuing Service Providers shall be cancelled and shall have no further effect following the Effective Time.

Pursuant to the terms of the Merger Agreement, at the Effective Time, each stock unit of Shares scheduled to vest all or in part by achievement of performance-vesting conditions that is not a Vested Company Unit and that is outstanding immediately prior to the Effective Time (an “Unvested Company Performance Unit”), shall be converted into an unvested award representing the right to receive a stock unit in Parent Class A Common Stock (each, after such conversion, a “Converted Performance Unit”) calculated by multiplying (x) the number of Shares subject to such Unvested Company Performance Unit as of immediately prior to the Effective Time by (y) the Option Exchange Ratio. Each Converted Performance Unit shall otherwise be subject to the same terms and conditions as were applicable immediately prior to the Effective Time, except that all performance-vesting criteria applicable to performance periods ending after Exar’s fiscal year 2017 are deemed to be achieved at target levels as of immediately prior to the Effective Time.

The table below sets forth (i) the number of Shares underlying the Vested Company Units that were held by the directors and executive officers of Exar on April 7, 2017 including the stock units eligible for “single-trigger” accelerated vesting upon occurrence of the Transactions (and without occurrence of any other event such a termination of service), (ii) the total cash-out payments for the Vested Company Units, without taking into account any applicable tax withholdings, (iii) the number of Shares underlying the Unvested Company RSUs and Unvested Company Performance Units that were held by the executive officers of Exar on April 7, 2017 that are eligible to become Assumed Units or Converted Performance Units and (iv) the estimated number of shares of Parent Class A Common Stock subject to the Assumed Units and Converted Performance Units the executive officers of Exar are expected to receive in respect of such Unvested Company RSUs and Unvested Company Performance Units.

Name	Number of Shares Underlying Vested Company Units Eligible for Payment of Unit Award Amounts	Total Unit Award Amount payable for-for Vested Company Units to be Cancelled in Merger ($)	Number of Shares Underlying Unvested Company RSUs and Unvested Company Performance Units Eligible for Conversion	Number of Parent Shares Estimated to be Subject to Assumed Units and Converted Performance Units (1)
Non-Employee Directors:
Behrooz Abdi	28,000	$364,000	—	—
Izak Bencuya	28,000	$364,000	—	—
Pierre Guilbault	28,000	$364,000	—	—
Brian Hilton	28,000	$364,000	—	—
Jeffrey Jacobowitz	25,667	$333,671	—	—
Gary Meyers	30,500	$396,500	—	—

Executive Officers:
Ryan Benton	—	—	131,666	61,303
Keith Tainsky	—	—	49,999	23,275
James Lougheed	—	—	23,333	10,863
Daniel Wark	—	—	11,666	5,428
Hung Le	—	—	20,000	9,312

Total:	168,167	$2,186,171	236,664	110,181

(1)	For purposes of calculating the Option Exchange Ratio, the per share value of Parent Class A Common Stock was assumed to be $27.92, which is its average per share closing price over the first five business days (March 30, 2017 through April 5, 2017) following the first public announcement of the Offer on March 29, 2017.

Treatment of Purchase Rights Under Employee Stock Purchase Plan

Pursuant to the terms of the Merger Agreement, Exar has suspended operation of the Employee Stock Participation Plan (the “ESPP”) since after the purchase completed on March 31, 2017 so that no further offerings or purchases of Shares under the ESPP will occur.

Change of Control Arrangements

Each of James Lougheed, Keith Tainsky, and Hung Le is a party to a Change of Control Severance Letter Agreement with Exar that provides for lump sum severance payments equal to six months’ salary, six months of COBRA coverage, and accelerated vesting of all equity awards due to vest within twelve months of termination and, in Mr. Lougheed’s case, 100% accelerated vesting of all equity awards, in the event of a termination without Cause or for Good Reason (each capitalized term as defined in the relevant agreement) within twelve months after a change of control. Daniel Wark is a party to a Change of Control Severance Letter Agreement with Exar that provides for lump sum severance payments equal to six months’ salary, six months of COBRA coverage, and 100% accelerated vesting of equity awards in the event of a termination without Cause or for Good Reason (each capitalized term as defined in the agreement) within 24 months after a change of control. Both Parent’s acquisition of Shares via the Offer resulting in Parent possessing more than 50% of Exar stockholder voting power and the consummation of the Merger would each independently constitute a change of control event for purposes of the Change of Control Severance Letter Agreements. Each executive officer’s potential severance benefits are contingent upon the execution of a standard settlement and release of claims agreement. The above summary of certain provisions of the Change of Control Severance Letter Agreements is qualified in its entirety by reference to the Change of Control Severance Letter Agreements themselves, which are incorporated herein by reference and a copy of which is filed as Exhibits (e)(25)-(28) to this Schedule 14D-9.

Pursuant to the Employment Agreement entered into by and between Exar and Ryan Benton dated as of September 27, 2013, in the event of an Involuntary Termination (as defined in the Employment Agreement) within twelve months following a change of control, subject to the execution of a standard settlement and release of claims agreement, Mr. Benton is entitled to payment in the amount of one year annual base salary, 100% accelerated vesting of equity awards and a pro-rated portion of his target annual incentive bonus for the year of termination. Both Parent’s acquisition of Shares via the Offer resulting in Parent possessing more than 50% of Exar stockholder voting power and the consummation of the Merger would each independently constitute a change of control event for purposes of the Employment Agreement. Mr. Benton’s Employment Agreement contains a “better after-tax” provision, which provides that if any amounts payable pursuant to the agreement in connection with a change of control constitute parachute payments under Section 280G of the Internal Revenue Code of 1986 (the “Code”), the payments will be either (i) reduced or (ii) provided in full to Mr. Benton, whichever results in Mr. Benton receiving the greater amount after taking into consideration the payment of all taxes, including the excise tax under Section 4999 of the Code. The above summary of certain provisions of the Employment Agreement is qualified in its entirety by reference to the Employment Agreement itself, which is incorporated herein by reference and a copy of which is filed as Exhibits (e)(24) to this Schedule 14D-9.

For an estimate of the value of the amounts that would be payable to Messrs. Lougheed and Wark under the Change of Control Severance Letter Agreements and to Mr. Benton under his Employment Agreement, assuming that the Merger occurred on April 7, 2017 and each such executive officer experienced a termination without cause or resignation for good reason after the Transactions, see the table included in Item 8 under the heading “— Additional Information to be Furnished — Golden Parachute Compensation,” which is incorporated by reference into this Item 3. The table below presents estimates of the amounts that would be payable to Messrs. Tainsky and Le under the Change of Control Severance Letter Agreements assuming that the closing of the Offer and the Merger both occur on April 7, 2017, and Messrs. Tainsky and Le each experiences a termination without “cause” or resignation for “good reason” immediately after consummation of the Transactions such that they are each entitled to all corresponding benefits under their Change of Control Severance Letter Agreements.

Name	Cash Severance ($)(1)	Equity Acceleration ($)(2)	Health Benefits Severance ($)(3)	Total ($)
Keith Tainsky	$102,000	$571,168	$12,230	$685,398
Hung Le	$128,750	$443,550	$8,284	$580,584

(1)	Represents “double-trigger” cash severance equal to six months’ salary payable in a lump sum pursuant to each such officer’s Change of Control Severance Letter Agreement in the event of a termination without “cause” or resignation for “good reason” within twelve months after the Transactions.
(2)	Represents the estimated value of the “double trigger” right to twelve months of accelerated vesting in Unvested Company Options, Unvested Company Performance Options, Unvested Company RSUs and Unvested Company Performance Units, based on the awards scheduled to vest during the twelve months following April 7, 2017, in the event of a termination without “cause” or resignation for “good reason” within twelve months after the Transactions.

(3)	Represents the “double-trigger” right to Exar-paid COBRA continuation coverage for six months pursuant to each such officer’s Change of Control Severance Letter Agreement in the event of a termination without “cause” or resignation for “good reason” within twelve months after the Transactions.

Pursuant to Exar’s form of director restricted stock unit agreement and form of director nonqualified stock option agreement under the 2014 Stock Plan and 2006 Plan, the outstanding restricted stock unit and stock options awards granted to non-employee members of the Board under the 2014 Stock Plan and 2006 Stock Plan become fully vested upon the occurrence of a “Change in Control Event” (as such term is defined in the form director award agreements) during the optionee’s service on the Board. Both Parent’s acquisition of Shares via the Offer resulting in Parent possessing at least 30% of Exar stockholder voting power and the consummation of the Merger would each independently constitute a “Change in Control Event” for purposes of the form director award agreements under the 2014 Stock Plan and 2006 Stock Plan. The tables above under the headings “— Effect of the Merger on Stock Options and Performance Stock Options” and “— Effect of the Merger on Restricted Stock Units and Performance Stock Units” reflect the value of this vesting acceleration pursuant to the form of director award agreements. The above summary of certain provisions of the director stock option and stock unit award agreements under the 2006 Plan and 2014 Plan is qualified in its entirety by reference to the form of award agreements themselves, which are incorporated herein by reference and a copy of which is filed as Exhibits (e)(15)-(16) and (e)(22)-(23) to this Schedule 14D-9.

2017 Management Incentive Program

All of Exar’s executive officers participate in the Fiscal Year 2017 Management Incentive Program (the “2017 MIP”), a copy of which is filed as Exhibit (e)(29) to this Schedule 14D 9 and is incorporated herein by reference. Each participant’s target award under the 2017 MIP was approved by the Compensation Committee of the Company Board in April 2016 and, as in prior years, each target award was denominated in and would be payable in Shares, subject to achievement of the performance factors described below and the relevant participant remaining employed with Exar through the date incentives are paid under the program. The performance factors for the 2017 MIP, which were approved by the Company Board in February 2016, are based on Exar’s financial performance as measured against pre-established goals for net revenue, earnings before income tax (“EBIT”) for the fiscal year and net cash provided from cash flow. For these purposes, “revenue” and “EBIT” were calculated in accordance with generally accepted accounting principles, except that revenue is adjusted for deferred revenue write-down associated with acquisitions and EBIT is adjusted to exclude certain items from EBIT such as all stock-based compensation expense, amortization of acquired intangible assets and technology licenses, fair value adjustment of acquired inventories, acquisition-related costs, separation costs, provision for dispute resolution, impairment of acquired intangible assets and restructuring charges and exit costs. Cash profit sharing costs were also excluded. The 2017 MIP provides that performance goals may be adjusted in the event of a material corporate transaction and, accordingly, the Compensation Committee of the Company Board determined the full year results based on an extrapolation of the partial year results of its Integrated Memory Logic Limited (iML) subsidiary for the remainder of the 2017 fiscal year subsequent to the sale of iML.

Pursuant to the Merger Agreement, the 2017 MIP awards will be paid prior to the Merger Closing, if possible based on timing of the Merger Closing, in the form of fully vested Shares that will be issued under the 2014 Stock Plan, subject to attainment of the applicable Exar performance factors and continued employment through the issuance date. Pursuant to the Merger Agreement, in the event that Exar’s attainment against the performance factors cannot be measured prior to the Merger Closing, the 2017 MIP awards will be converted into an unvested award representing the right to receive a number of shares of Parent Class A Common Stock equal to the product of (x) the target number of shares subject to the award multiplied by (y) the Option Exchange Ratio multiplied by (z) the performance factor achieved based on actual performance during the Company’s fiscal year 2017 with respect to the individual and performance goals applicable to the award.

Compensation and Benefits of Continuing Employees

Pursuant to the Merger Agreement, Parent is not obligated to continue employment of any Exar employee for any period of time after the Merger. However, after the Merger Closing, each Exar employee who does continue as an employee of Parent or any of its respective subsidiaries, including Exar, following the consummation of the Merger (each a “Continuing Employee”) will, until the earlier of the termination of such Continuing Employee’s employment with such entities or the first anniversary of the Effective Time, be entitled to base salary of no less than the base salary provided to such Continuing Employee immediately prior to the Effective Time, subject to an exception if salaries are reduced in connection with salary reductions for similarly situated Parent employees.

The Merger Agreement further provides that each Continuing Employee will be credited with his or her years of service with Exar, Exar’s subsidiaries and their affiliates (and any additional service with a predecessor employer) before the Effective Time to the same extent as such Continuing Employee was entitled, before the Merger Closing, to credit for such service under any similar Exar benefit plan for purposes of vesting, eligibility to participate and levels of benefits under any benefit plans which the Continuing Employee becomes eligible to participate in after the Effective Time (except with respect to benefit accruals, benefit amounts under any defined benefit plan, or as would otherwise result in duplication of benefits).

Although it is possible that certain Exar employees will enter into arrangements with Parent or its affiliates regarding employment, compensation or benefits prior to consummation of the Transactions, no such arrangements have been entered into by the Exar executive officers or directors as of the date of this Solicitation/Recommendation Statement.

Director Compensation

Under Exar’s current compensation program for Non-Employee Directors, the annual retainer for each Non-Employee Director is $40,000. The Chair of the Board receives an additional $40,000 annual retainer; the Chair of the Audit Committee receives an additional $30,000 annual retainer; the Chair of the Compensation Committee receives an additional $20,000 annual retainer; and the Chair of the Corporate Governance and Nominating Committee receives an additional $10,000 annual retainer.

In addition, each member of the Audit Committee (other than the Chair) receives an additional annual retainer of $8,000; each member of the Compensation Committee (other than the Chair) receives an additional annual retainer of $4,000; and each member of the Corporate Governance and Nominating Committee (other than the Chair) receives an additional annual retainer of $3,000. All retainers are payable quarterly. Partial quarters are paid on a prorated basis, including potentially with respect to the quarter in which the Transactions occur.

Under the current compensation program for Non-Employee Directors, each Non-Employee Director continuing in office following an annual meeting of stockholders will be granted upon the first trading day of the month following the annual meeting date, an option to purchase 10,000 shares of Common Stock that will vest in full upon the earlier of the fourth anniversary of the grant date. Furthermore, each Non-Employee Director continuing in office after an annual meeting of stockholders will receive 7,000 restricted stock units upon the first trading day of the month following the annual meeting date. This restricted stock unit award will vest in full upon the earlier of the fourth anniversary of the grant date or the annual meeting of stockholders that occurs in the fourth year following such grant date. A Non-Employee Director serving as Chair of the Board of Directors as of an annual meeting date will receive an additional 2,500 restricted stock units upon the first trading day of the month following the annual meeting date. The Chair restricted stock unit award will vest upon the earlier of the first anniversary of the grant date or the next annual meeting of stockholders following such grant date. The options granted to Exar’s outside directors have a per share exercise price equal to 100% of the fair market value of the underlying shares on the date of grant, have a term of 10 years and automatically become fully vested in the event of a change in control as is described above under the heading “— Change of Control Arrangements”.

Non-employee directors are also reimbursed for reasonable out of pocket expenses incurred in connection with attending board and committee meetings.

Director and Officer Indemnification and Insurance

Section 145 of the DGCL permits a Delaware corporation to include in its charter documents and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by current law. Exar has included in its certificate of incorporation provisions to eliminate the personal liability of its directors for monetary damages for breaches of fiduciary duty by such a director as a director, subject to specified limitations, and Exar is required under its bylaws to indemnify its directors and executive officers to the fullest extent not prohibited by the DGCL, subject to specified exceptions.

Exar also has entered into indemnification agreements with each of its directors and executive officers (the “Indemnification Agreements”). These agreements generally require Exar to indemnify its directors and executive officers against all expenses, judgments, fines, penalties and amounts paid in settlement actually and reasonably incurred by such director or executive officer because he is, or is threatened to be made, a party to any threatened, pending, or completed action, claim, suit, arbitration, alternate dispute resolution mechanism, investigation, administrative hearing or any other proceeding, whether civil, criminal, administrative or investigative that is associated with the indemnitee’s being an agent of Exar. Notwithstanding the foregoing, Exar is not obligated to indemnify such director or executive officer in certain circumstances, including, for any claim to the extent payment is actually made to the indemnitee under any insurance policy or for an accounting of profits made from the purchase or sale by such director or executive officer of securities of Exar within the meaning of Section 16(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or similar provisions of state statutory law or common law, on account of indemnitee’s conduct being finally adjudged to have been knowingly fraudulent or deliberately dishonest or constitute willful misconduct, or to the extent it would be otherwise prohibited by law. Under the Indemnification Agreements, all reasonable expenses incurred by or on behalf of an indemnitee in connection with a proceeding shall be advanced from time to time by Exar to such indemnitee within ten (10) days after receipt by Exar of a written request for an advance of expenses. The Indemnification Agreements also set forth certain procedures that will apply in the event any of Exar’s directors or executive officers brings a claim for indemnification under the Indemnification Agreements. The above summary of certain provisions of the Indemnification Agreements is qualified in its entirety by reference to the form of Indemnification Agreement itself, which is incorporated herein by reference and a copy of which is filed as Exhibits (e)(30) to this Schedule 14D-9.

Pursuant to the Merger Agreement, for a period of six years following the Effective Time, Exar as the surviving corporation (the “Surviving Corporation”) and its subsidiaries will, and Parent will cause the Surviving Corporation and its subsidiaries to (i) honor and fulfill in all respects the obligations of the Company and its subsidiaries under any and all indemnification agreements in effect as of the date of the Merger Agreement that have been disclosed to Parent, between the Company or any of its subsidiaries and any of their respective current or former directors and officers and any person who becomes a director or officer of the Company or any of its subsidiaries prior to the Effective Time, and (ii) cause their respective certificates of incorporation and bylaws (and other similar organizational documents) to contain provisions with respect to indemnification and exculpation that are at least as favorable as the indemnification and exculpation provisions contained in the certificate of incorporation and bylaws (or other similar organizational documents) of the Company and its subsidiaries immediately prior to the Effective Time, and during such six-year period, such provisions shall not be amended, repealed or otherwise modified in any respect except as and to the extent required by applicable law.

The Merger Agreement also provides that for a period of six years after the Effective Time, Parent and the Surviving Corporation will maintain in effect the Company’s existing directors’ and officers’ liability insurance (the “D&O Insurance”) arising from facts or circumstances that occurred at or prior to the Effective Time, covering each person covered by the D&O Insurance as of the Effective Time, on terms with respect to the coverage and amounts no less favorable than those of the D&O Insurance in effect on the date of the Merger Agreement. However, in no event shall Parent or the Surviving Corporation be required to expend in any one year an amount in excess of 250% of the current annual premium paid by the Company. Alternatively, prior to the Acceptance Time, Parent or the Company may purchase a six-year “tail” prepaid policy on the D&O Insurance on terms and conditions no less advantageous, in the aggregate, than the D&O Insurance.

In the event that Parent or the Surviving Corporation consolidate or merge with any other person and shall not be the continuing or surviving corporation or entity in such consolidation or merger, or transfers at least fifty percent (50%) of its properties and assets to any other person, then in each case proper provision shall be made so that the continuing or surviving corporation or entity, or transferee of such assets, as the case may be, shall assume the insurance and indemnification obligations.

Section 16 Matters

Prior to the Effective Time, the Company Board will take all such steps as may be required to cause any dispositions of Shares (including derivative securities with respect to Shares) resulting from the Offer and Merger by each individual who is subject to the reporting requirements of the Exchange Act to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Rule 14d-10(d) Matters

Pursuant to the Merger Agreement, the Compensation Committee of the Company Board or its “independent directors” within the meaning of Rule 14d-10(d)(2) of the Exchange Act, will take all such steps as may be required to cause each agreement, arrangement or understanding that has been or will be entered into by Exar or any Exar subsidiary with any of its officers, directors or employees pursuant to which compensation, severance or other benefits is paid to such officer, director or employee to be approved as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(1) under the Exchange Act and to otherwise satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) under the Exchange Act.

Item 4. The Solicitation or Recommendation

Recommendation of the Board

On March 28, 2017, the Company Board unanimously:

•	determined that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, and the other transactions contemplated by the Merger Agreement, are at a price and on terms that are fair to, and in the best interests of the Company and its stockholders (including the unaffiliated stockholders);

•	approved and declared advisable the Support Agreements, the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger; and

•	recommended that the stockholders accept the Offer and tender their Shares to Purchaser in the Offer and, to the extent applicable, approve and adopt the Merger Agreement and the Merger.

Accordingly, and for other reasons described in more detail below, the Board unanimously recommends that Exar’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer. A joint press release, dated March 29, 2017, issued by Parent and Exar announcing the Offer is included as Exhibit (a)(5)(A) hereto and is incorporated herein by reference.

Background of the Transactions

Exar operates in the analog semiconductor industry, and the broader semiconductor industry has been characterized by cyclicality, rapid technological change and volatility. In recent years, the semiconductor industry has continued to consolidate at a rapid pace, creating larger competitors with scale. The Exar Board and management have recognized that many of Exar’s competitors are larger or more diversified companies with substantially greater financial resources and capacity to invest in the development and marketing of new products and technologies. In light of these market and business dynamics, the Exar Board, together with management, periodically reviews and assesses Exar’s business plan and potential strategic opportunities available to Exar with the goal of maximizing stockholder value. As part of this ongoing process, the Exar Board and management have periodically evaluated whether the continued execution of Exar’s strategy as a standalone company or the sale of Exar to, or a combination of Exar with, a third party offers the best avenue to maximize stockholder value. As described below, the Exar Board retained a financial advisor, Cowen and Company, LLC (“Cowen”), in February 2015 to assist the Exar Board in a review of strategic alternatives and to help execute a strategic process to increase stockholder value. In connection with such review, Exar management, with assistance from Cowen and the oversight of the Exar Board, has met, from time to time, with various third parties who expressed an interest in engaging in a strategic transaction with Exar. In addition, the Exar Board has from time to time evaluated the possibility of acquiring synergistic companies or product lines, but in the past several years did not find businesses or assets to acquire on terms that it deemed attractive. The Exar Board has also evaluated and executed the divestiture of certain businesses and assets as a way to maximize stockholder value.

Since January 2015, primarily in connection with the above-mentioned review of strategic alternatives, a number of strategic and financial acquirers, both domestic and foreign, engaged in discussions regarding a potential transaction with Exar or its business divisions. With the assistance of Cowen, Exar made contact with 46 parties (including those that reached out directly to the Company), had meetings with 13 parties, and received four offers for the consolidated business of Exar and one offer for the iML business division of Exar. During this period, the Exar Board met 28 times (in addition to meetings where strategic alternatives were not discussed) and the Special Committee of the Exar Board met approximately 18 times to discuss the strategic alternatives of the Company. These discussions are described in more detail below.

In January and February of 2015, the then-Chairman of the Exar Board, Richard Leza, and then-current Exar Chief Executive Officer, Louis DiNardo, had several discussions and meetings with Company A, during which Company A expressed preliminary interest in acquiring the Company.

Also in January 2015, representatives from Cowen met with representatives from Beijing E-Town International Investment & Development Co., Ltd. (“E-Town Beijing”) to discuss a number of potential acquisition opportunities across the general market, including a potential transaction with Exar. In these discussions, Cowen was representing neither E-Town Beijing nor Exar. Shortly following this meeting, representatives of Cowen informed Exar management of these discussions.

On January 8, 2015, the Special Committee met to discuss strategic matters and the preliminary interest received from Company A. The Exar Board had previously established a committee (the “Special Committee”) to provide oversight of the Company’s discussions with strategic parties. The Special Committee was not empowered to approve or authorize Exar to enter into any agreements, including exclusivity agreements, unless a specific delegation of authority was provided by the Exar Board. The members of the Special Committee were initially Mr. Leza, Mr. DiNardo and Brian Hilton, an independent director on the Exar Board.

On January 9, 2015, members of Exar management and representatives from Cowen met with a delegation of China-based investors, which included representatives from E-Town Beijing. In this meeting, Cowen was representing neither E-Town Beijing nor Exar.

On February 5, 2015, the Exar Board held a meeting to discuss Exar’s business as well as the current status of strategic discussions with Company A and E-Town Beijing.

In January and early February, Mr. Leza and members of Exar management met with various potential financial advisors to discuss a potential engagement with Exar and to review the qualifications of these financial advisors.

Also, in January and early February, Exar had preliminary conversations with representatives from Company D to discuss a potential acquisition of Exar. In December 2014, Exar executed a non-disclosure agreement with Company D. This non-disclosure agreement included standstill provisions that, among other things, prohibited Company D from effecting, proposing, participating in, or facilitating any acquisition of Exar securities, or any tender or exchange offer, merger, consolidation, acquisition, or other business combination involving Exar, unless invited to do so by Exar (“standstill provisions”). These standstill provisions automatically terminated in June 2016.

In February 2015, representatives of Cowen met with representatives of E-Town Beijing and had various follow-up conversations on opportunities across the general market, during which E-Town Beijing reiterated potential interest in Exar and discussed with Cowen the potential to partner on a transaction with Chipone Technology (Beijing) Co., Ltd. (“Chipone”, and with E-Town Beijing, “E-Town”). In these discussions, Cowen was representing neither E-Town nor Exar. Representatives of Cowen informed Exar management of these discussions shortly following their occurrence.

On February 18, 2015, Exar executed a non-disclosure agreement with Company A. This non-disclosure agreement did not include standstill provisions.

On February 19, 2015, Exar management met in person with Company A to discuss Exar’s business and a potential transaction between the parties.

On February 20, 2015, Company A made an initial nonbinding offer to acquire Exar for $11.05 per Share to be paid entirely in shares of Company A common stock. Mr. Leza had a follow-up discussion with Company A’s chief executive officer to discuss and clarify the terms of the offer. On February 20, 2015, the closing price of the Shares on The New York Stock Exchange (the “NYSE”) was $10.59 per share.

On February 21 and 23, 2015, the Special Committee met to discuss the nonbinding offer from Company A.

On February 23, 2015, the Exar Board met, with legal counsel in attendance, to discuss Company A’s interest in a potential acquisition of Exar and the letter of intent that had been submitted by Company A. Legal counsel advised the Exar Board of its fiduciary duties in the context of evaluating an acquisition proposal. The Exar Board, with input from legal counsel, discussed Company A’s proposal in detail and discussed a process to further engage with Company A and to evaluate other potential strategic alternatives. The Exar Board discussed retaining a financial advisor. The Exar Board reviewed its previous discussions with Cowen regarding the strategic landscape in which the Company operated. The Board also reviewed the discussions it and members of Exar management had with other investment banking firms and its prior engagements with other financial advisors. After this discussion, the Board decided to engage a financial advisor to assist in the evaluation of strategic alternatives and in the discussions with Company A. Representatives from Cowen joined the meeting and presented background information on Cowen and discussed Exar’s market and other strategic matters. The representatives from Cowen also noted that Cowen was involved in discussions with E-Town concerning a separate transaction, but was not engaged by E-Town. After the representatives from Cowen left the meeting, the Exar Board directed the Special Committee to engage Cowen and negotiate the engagement terms with them. The Exar Board also directed Exar management on the terms to be included in a counter-offer to Company A.

On February 25, 2015, upon the approval by the Special Committee, Exar entered into an engagement letter with Cowen to act as its exclusive financial advisor in connection with the Exar Board’s review of strategic alternatives to maximize stockholder value, including discussions with Company A. Exar engaged Cowen to serve as its financial advisor because of Cowen’s qualifications, expertise, reputation and knowledge of Exar’s business and affairs, and because Cowen was experienced and knowledgeable about Exar’s industry, strategic positioning, future prospects, and potential strategic and financial partners.

On February 25, 2015, Exar provided a counter-proposal to Company A, which retained an offer price of $11.05 per Share to be paid entirely in shares of Company A common stock, but requested changes on other material terms, such as deal protection provisions. Representatives of Cowen met with Mr. Leza and Exar management to discuss a process for Exar to explore strategic alternatives, including its continued discussions with Company A and contacting additional parties who may be interested in acquiring Exar.

On February 26, 2015, the Special Committee directed Cowen to contact 11 parties, in addition to Company A, to discuss a potential acquisition of Exar. The parties were identified by the Special Committee, in consultation with management and with Cowen, as the parties that were the most likely to be interested in, and have the financial capacity to enter into, a transaction with the Company at a value that was at least equivalent to the value being discussed with Company A at that time.

In February and March of 2015, Exar management and representatives from Cowen held discussions with 11 parties, in addition to Company A, regarding the potential acquisition of the Company.

On March 1 and 2, 2015, Exar management and representatives from Cowen met in person with senior executives from E-Town.

On March 1, 2015, Mr. Leza spoke with Company A’s chief executive officer to discuss the terms of Company A’s offer to acquire Exar.

On March 2, 2015, the Special Committee met, with legal counsel in attendance, to discuss the status of discussions with E-Town and Company A, as well as additional discussions with other potential parties.

On March 2, 2015, Company A submitted a revised nonbinding letter of intent for the acquisition of Exar, which included certain changes in response to Exar’s counter-proposal and recent negotiations. The letter of intent continued to include an all-stock purchase price of $11.05 per Share.

On March 4, 2015, the Exar Board met, with legal counsel in attendance, to discuss the current status of discussions with Company A and its most recent letter of intent. Legal counsel reviewed the Exar Board’s fiduciary duties in the business combination context.

On March 5, 2015, the Exar Board met again, with representatives from Cowen and legal counsel in attendance. The representatives from Cowen described the strategic process undertaken by Exar and the feedback received from the parties contacted, noting that no party other than Company A had indicated a meaningful desire to move forward in discussions with Exar and only Company A had submitted a letter of intent. The Exar Board then discussed with the representatives from Cowen the financial terms of Company A’s current offer of $11.05 per Share to be paid in Company A common stock. The Exar Board then continued its discussion of Company A’s current proposal and authorized the Special Committee to continue to negotiate the terms set forth in Company A’s letter of intent and to authorize Exar to enter into an exclusivity agreement with Company A.

On March 5, 2015, E-Town submitted a nonbinding letter of intent expressing an interest in pursuing a transaction with Exar. The letter of intent did not include material terms of the proposed transaction, including the proposed purchase price and whether the proposal applied to the acquisition of the entire company or a business division.

On March 6, 2015, Mr. Leza, Mr. DiNardo and representatives from Cowen met with senior executives from Company A in order to further discuss Exar’s business, the status of Company A’s due diligence and to negotiate the terms contained in Company A’s nonbinding letter of intent.

On March 6, 2015, Exar entered into an exclusivity agreement with Company A for a 60-day exclusivity period, based on the most recent letter of intent from Company A, including its offer price of $11.05 per Share to be paid in shares of Company A common stock. The exclusivity agreement provided that Exar could terminate the exclusivity period if it received an unsolicited proposal that the Exar Board determined in good faith was more favorable than the proposal from Company A. On this date, the Company’s closing price on the NYSE was $10.71 per share.

On March 7, 2015, E-Town submitted a nonbinding letter of intent to acquire the iML division of Exar for between $130 million and $150 million in cash.

On March 10, 2015, Exar management and representatives from Cowen held an organizational call with Company A to commence the due diligence process.

On March 11, 2015, the Exar Board met, with representatives from Cowen and legal counsel in attendance, to discuss the status of Company A’s due diligence review and the offer from E-Town. The Exar Board discussed the proposal from E-Town at length, and whether the Exar Board should exercise its rights under the exclusivity agreement with Company A to terminate the exclusivity period in order to pursue the proposal from E-Town. The Exar Board received input from Cowen and legal counsel. The Exar Board noted that the E-Town proposal was for less than all of Exar, there were significant regulatory approval risks associated with this transaction and the financing of such a transaction was not certain. The Exar Board determined not to respond at this time to the E-Town proposal and directed Exar management to continue its exclusive discussions with Company A.

In March and April of 2015, Company A conducted a due diligence review of the Company, which included meetings amongst the management teams of both companies and their respective advisors, production of due diligence materials by Exar, including the opening of an electronic data site by Exar to Company A containing extensive diligence materials, and the preparation and negotiation of a definitive merger agreement and related ancillary agreements.

On March 16, 2015, the Exar Board met, with legal counsel in attendance, to discuss the status of Company A’s due diligence review.

On March 19, 2015, the Special Committee met, with legal counsel in attendance, to discuss the current status of discussions with Company A.

On March 23, 2015, the Special Committee met, with legal counsel in attendance, to review the current status of discussions with Company A and the remaining open points in the definitive merger agreement.

On March 24 and 25, 2015, Exar management met in person with representatives of Company A to discuss remaining diligence items and the status of remaining issues in the definitive merger agreement.

On March 25, 2015, the Exar Board met, with legal counsel in attendance, to discuss the current status of the proposed transaction with Company A and the remaining open issues in the definitive merger agreement. The Exar Board provided direction to Exar management and legal counsel on the remaining open issues in the definitive merger agreement.

Between March 25, 2015 and April 3, 2015, Exar management and its legal counsel continued to negotiate the terms of the definitive merger agreement with Company A and its legal counsel.

On April 3, 2015, the Exar Board met, with representatives of Cowen and legal counsel present, to discuss the current draft merger agreement with Company A and remaining open issues. The Exar Board directed legal counsel on the remaining open issues in the merger agreement.

Between April 3 and April 11, 2015, Exar and its legal counsel continued to negotiate the terms of the definitive merger agreement with Company A and its legal counsel.

On April 7, 2015, Mr. Leza met in person with Company A’s chief executive officer to discuss the open issues on the definitive merger agreement.

On April 7, 2015, the Special Committee met, with legal counsel in attendance, to review the status of discussions with Company A.

On April 11, 2015, the Exar Board met, with representatives of Cowen and legal counsel present, to discuss the current draft merger agreement with Company A and remaining open issues. The Exar Board directed legal counsel on the remaining open issues in the merger agreement.

Between April 11 and April 17, 2015, Exar and its legal counsel negotiated the terms of the definitive merger agreement with Company A and its legal counsel.

On April 13, 2015, the Special Committee met, with representatives of Cowen and legal counsel present, to discuss the open issues on the definitive merger agreement.

On April 17, 2015, Company A informed the Company it would no longer pursue a transaction with Exar in order to pursue an alternative transaction that was material to Company A.

On April 28, 2015, the Special Committee met, with representatives of Cowen and legal counsel in attendance, to review a list of additional parties that could be contacted beyond the initial twelve parties already contacted and potential process and timing if certain foreign buyers moved forward in a transaction with Exar. Representatives from Cowen also discussed potential acquisition targets for Exar to consider.

On April 29, 2015, the Exar Board met, with representatives of Cowen and legal counsel in attendance, to discuss a list of additional parties to reach out to and potential next steps in considering strategic alternatives.

On May 3, 2015, representatives from Cowen, at the direction of Exar management, met telephonically with representatives from E-Town, during which E-Town indicated an interest in re-engaging on a transaction with Exar. The representatives from E-Town indicated that they were interested in acquiring only the iML business division and would need to find another partner for the remainder of Exar, if Exar was not interested in divesting the iML business division on its own. Following this call, the representatives of Cowen informed Exar management of E-Town’s interest.

On May 11, 2015, Exar management met with representatives of Cowen to review the list of additional parties to contact as part of the Board’s review of strategic alternatives.

On May 12, 2015, Exar announced its fourth fiscal quarter and full fiscal year 2015 financial results. In this public announcement, the Company announced it had engaged Cowen to assist the Board in its exploration of strategic alternatives.

From May to September of 2015, Exar management and representatives from Cowen held discussions with a total of 39 parties, as approved by the Exar Board, including Company A and Company D as well as other parties that had been previously contacted by Exar, to determine if any of these parties had an interest in acquiring Exar.

On May 14, 2015, representatives of Cowen contacted representatives of Company B who indicated that it was interested in further conversations with Exar, and scheduled a meeting with Exar’s management team.

On May 17, 2015, representatives from E-Town met telephonically with representatives from Cowen, and informed Cowen that it would be interested in moving forward regarding a potential acquisition of all of Exar. Following this call, the representatives of Cowen informed Exar management of E-Town’s interest.

On May 19, 2015, Exar entered into a non-disclosure agreement with Company B. This non-disclosure agreement contained standstill provisions that automatically terminated if Exar entered into an agreement with another party providing for the acquisition of Exar.

On May 19, 2015, Exar management, representatives from Cowen and representatives from E-Town met telephonically to discuss a process in which E-Town and Exar would continue to engage in discussions regarding a potential acquisition of Exar.

On May 20, 2015, the Exar Board met to discuss the status of Exar’s exploration of strategic alternatives, including feedback received to date from the parties contacted by Exar management and Cowen.

On May 21, 2015, the Special Committee met with representatives of Cowen to discuss the status of Cowen’s outreach to potential parties.

On May 28, 2015, the Special Committee met with representatives of Cowen to discuss the status of Cowen’s outreach to potential parties.

On May 29, 2015, Mr. DiNardo met with a representative of Company B to discuss a potential transaction between Company B and the Company.

On June 1, 2015, Ryan Benton, Exar’s then current Chief Financial Officer, spoke with a representative of Company B to discuss Exar’s business.

On June 2, 2015, Exar management and representatives of Cowen met with representatives from Company B to discuss an update on Exar’s business and a potential transaction between Company B and the Company.

On June 4, 2015, the Special Committee met with representatives of Cowen to discuss the status of the Company’s exploration of strategic alternatives and authorized Cowen to continue its outreach.

On June 4 and 5, 2015, Exar management and representatives of Cowen met with E-Town to continue E-Town’s due diligence review of the Company. Throughout the remainder of June and July of 2015, Exar continued to provide diligence materials to E-Town.

From June 3, 2015 to June 11, 2015, Exar management and representatives of Cowen met with a third party to provide diligence information and discuss a potential acquisition by this third party of the Company. This third party declined to submit an acquisition proposal.

On June 5, 2015, the Exar Board met, with legal counsel in attendance, to discuss, among other things, the status of Exar’s outreach to parties to discuss a potential acquisition of Exar, including the current status of discussions with E-Town and Company B.

On June 10, 2015, Mr. Benton met with a representative of Company B to discuss Exar’s business.

On June 12, 2015, representatives from E-Town informed Cowen that it would not move forward in discussions to acquire all of Exar, but remained interested in pursuing an acquisition of Exar’s iML business only.

In early June 2015, Exar management, with assistance from Cowen, continued to meet with Company B about a potential acquisition of the Company, including providing detailed diligence information to Company B.

On June 18, 2015, Exar management and representatives of Cowen met telephonically with representatives of another company to discuss Exar’s business and financial performance for the purpose of enabling this other company to evaluate a potential transaction. This other company determined not to pursue a transaction with Exar.

On June 18, 2015, Company B informed Exar that it would no longer pursue an acquisition of Exar.

On June 18, 2015, the Special Committee met, with representatives of Cowen and legal counsel in attendance, to review the current status of discussions with potential strategic parties.

On June 25, 2015, the Special Committee met, with representatives of Cowen and legal counsel in attendance, to review the current status of discussions with potential strategic parties.

On July 2, 2015, the Special Committee met, with representatives of Cowen and legal counsel in attendance, to review the current status of discussions with potential strategic parties.

On July 9, 2015, the Special Committee met, with representatives of Cowen and legal counsel in attendance, to review the current status of discussions with potential strategic parties.

On July 19, 2015, the Special Committee met, with representatives of Cowen and legal counsel in attendance, to review the current status of discussions with potential strategic parties.

On July 28, 2015, E-Town submitted a nonbinding letter of intent to acquire the Company’s iML business for a purchase price of $137 million.

Later on July 28, 2015, the Special Committee met, with all other Board members in attendance, representatives of Cowen and legal counsel in attendance, to discuss the nonbinding offer from E-Town to purchase the Company’s iML business. The Exar Board discussed with the representatives from Cowen the financial terms of the nonbinding offer from E-Town. The Exar Board determined to reject the offer from E-Town and instructed management to negotiate an increase to the purchase price and obtain more information about regulatory approvals and financing of the transaction.

On July 29, 2015, Exar management met telephonically with E-Town and requested that E-Town increase its proposed purchase price for the iML business. E-Town declined to increase its offer price, and the parties ceased discussions about a potential transaction.

On July 30, 2015, Exar management met with another company to discuss a potential acquisition of Exar. This other company determined not to pursue a transaction with Exar.

On September 11, 2015, as a result of there being no ongoing strategic discussions for a sale of the Company or the purchase of a business division from the Company, the Company sent a notice to Cowen terminating the engagement letter between the Company and Cowen.

Between September and December 2015 and at the request of Exar, representatives from Cowen continued to maintain communications, from time to time, with parties who had been contacted during the Exar Board’s review of strategic alternatives. The purpose of these communications was to evaluate on a continuing basis whether the interest in a potential transaction with Exar had changed and to continue to update these parties, from time to time, on material developments in Exar’s business. Representatives from Cowen, at Exar management’s request, also assisted Exar in responding to inbound inquiries related to potential strategic alternatives.

On October 8, 2015, E-Town called Mr. Benton to express an interest in re-engaging with Exar for the acquisition of the iML business. During this call, E-Town indicated that their objective was to acquire the iML business, but E-Town would also consider an acquisition of Exar.

On October 14, 2015, Exar and Mr. DiNardo mutually agreed to the termination of Mr. DiNardo’s employment as Exar’s Chief Executive Officer and President and as a member of the Exar Board. The Exar Board appointed Mr. Leza to serve as Exar’s interim Chief Executive Officer and President.

On October 25, 2015, Company B’s financial advisor contacted Cowen to discuss Company B’s interest in revisiting a potential transaction with Exar. Following this contact, representatives of Cowen informed Exar management of Company B’s renewed interest.

On October 28, 2015, Company B’s financial advisor met telephonically with representatives of Cowen and informed them that Company B was interested in acquiring Exar at a per Share price of approximately $6.50. The closing price of the Shares on the NYSE on this date was $5.76 per share.

On October 28, 2015, Mr. Leza held a meeting with a representative of Company A to determine if Company A would be interested in re-engaging in discussions for an acquisition of Exar. The representative of Company A indicated that Company A would review the opportunity and would inform Exar if it was interested.

On October 28, 2015, representatives from Cowen, at Mr. Leza’s instruction, informed Company B’s financial advisor that Exar would not engage in discussions on the basis of the current indicated price from Company B.

On October 30, 2015, Exar engaged Pillsbury Winthrop Shaw Pittman LLP (“Pillsbury”) to provide legal counsel on general corporate matters and on Exar’s continued exploration of strategic alternatives.

On November 5, 2015, E-Town submitted a nonbinding letter of intent to acquire the iML business from Exar for a total all-cash purchase price of $140 million, subject to certain conditions, including applicable regulatory approvals.

On November 11, 2015, the Exar Board held a meeting to discuss the E-Town letter of intent. Representatives from Cowen and Pillsbury participated in the meeting. The Exar Board discussed with the representatives from Cowen the financial terms of the current letter of intent from E-Town. The Exar Board authorized management to continue negotiations with E-Town and review various transaction structures and regulatory requirements.

On November 11, 2015, representatives from Exar met in person with representatives from Company A to discuss each company’s respective businesses.

On November 20, 2015, Company B’s financial advisor met telephonically with representatives of Cowen and informed them that Company B continued to be interested in an acquisition of Exar, potentially at a higher price than previously indicated.

On December 7, 2015, representatives of Exar and Cowen met in person with representatives of Company B and its financial advisor to discuss Exar and a potential transaction between the parties. For the remainder of December 2015, from time to time, representatives of Exar and Cowen continued to meet with representatives of Company B and its financial advisor to discuss a potential acquisition of Exar by Company B.

On December 16, 2015, a representative from Company C contacted Mr. Leza to arrange a meeting to discuss strategic matters. During the meeting, the representative from Company C indicated that Company C would be interested in acquiring Exar, but did not state a purchase price.

On or about December 19, 2015, a representative from Company A spoke with Mr. Benton and indicated that they were again interested in a potential acquisition of Exar, and that they would be in contact with Exar to re-engage in discussions.

On December 21, 2015, representatives from Exar, including Mr. Leza and Mr. Benton, met with representatives of Company C to discuss a potential acquisition of Exar by Company C.

On December 28, 2015, Company B submitted a nonbinding letter of intent to acquire Exar in an all-cash transaction for $8.00 per Share. The closing price on December 28, 2015 of the Shares on the NYSE was $6.25 per share.

On December 29, 2015, the Exar Board met, with a representative of Pillsbury in attendance, to discuss, among other things, the letter of intent submitted by Company B. The Exar Board directed Mr. Leza to respond to Company B and negotiate an increase to the proposed purchase price.

On December 29, 2015, Mr. Leza spoke with a representative of Company B to discuss the indication of interest from Company B. Mr. Leza informed Company B that it must increase its offer price in order for Exar to move forward in discussions.

On December 29, 2015, a representative from Cowen, at the direction of Exar management, spoke with a representative of Company B who informed Cowen that it did not intend to increase its offer price.

On December 29, 2015, Mr. Leza contacted a representative of Company A to inquire whether Company A would be interested in an acquisition of Exar at this time and noted the strategic interest Exar had received from other potential buyers. Company A declined to engage in a potential acquisition of Exar.

On December 30, 2015, Mr. Leza communicated with a representative from Company C to continue discussions of Company C’s interest in acquiring Exar.

In early January 2016, from time-to-time, Mr. Leza discussed with representatives from Company C the possibility of a potential acquisition of Exar by Company C. In January 2016, Exar executed a non-disclosure agreement with Company C. This non-disclosure agreement contained standstill provisions that automatically terminated if Exar entered into an agreement with another party providing for the acquisition of Exar.

On January 8, 2016, Mr. Benton met with a representative of E-Town in person and discussed E-Town’s interest in acquiring the iML business or all of Exar. The representative from E-Town indicated that they were only interested in acquiring the iML business.

On January 12, 2016, the Exar Board met, with representatives from Cowen and Pillsbury in attendance, to discuss the current status of Exar’s review of strategic alternatives, including the progress made in discussions with potential transaction partners. The Exar Board discussed, in detail, the current status of discussions with E-Town, Company A, Company B and Company C. At the Board meeting, representatives from Cowen discussed with the Exar Board information concerning Cowen’s work serving as financial advisor to E-Town in an unrelated acquisition by E-Town, which information had also been provided to the Exar Board in advance of the meeting. Cowen confirmed to the Exar Board that it would not represent E-Town in any capacity on matters related to Exar. The Exar Board considered the information that Cowen had provided and concluded that Cowen’s familiarity with Exar, the strategic discussions that had taken place in the preceding months and with potential acquirers, particularly in China, would help Cowen serve effectively as Exar’s financial advisor. The Exar Board then authorized Exar to re-engage Cowen to serve as its financial advisor.

On January 12, 2016, Exar re-engaged Cowen to serve as its financial advisor.

On January 12, 2016, E-Town submitted a nonbinding indication of interest to acquire the iML business plus other assets for a total purchase price of $130 million.

On January 19, 2016, Exar management and representatives from Cowen met with representatives of another company to discuss a potential acquisition of Exar. This company decided not to pursue discussions with Exar.

On January 20, 2016, at Exar management’s direction, representatives of Cowen met in person with Company C’s chief executive officer to discuss Company C’s interest in an acquisition of Exar.

On January 25, 2016, Exar management and representatives from Cowen met with representatives of another company to discuss a potential acquisition of Exar. This company decided not to pursue discussions with Exar.

On January 27, 2016, Exar management met telephonically with representatives from Company C to provide a corporate overview for the purpose of enabling Company C to evaluate a potential acquisition of Exar. Throughout February and March of 2016, Exar management continued to provide additional diligence information to Company C.

From time-to-time in January 2016, Exar management negotiated the terms of E-Town’s letter of intent and provided additional information to E-Town with the objective of attempting to convince E-Town to improve its terms and to move forward with an acquisition of Exar’s iML business. On January 31, 2016, E-Town submitted a revised letter of intent to purchase Exar’s iML business for $140 million in cash.

On February 5, 2016, the Exar Board met with representatives of Cowen and Pillsbury present, to consider the current status of its review of potential strategic alternatives and to consider whether to enter into exclusive discussions with E-Town on the basis of its most recent letter of intent. Following discussion with representatives of Cowen and Pillsbury, the Exar Board approved and authorized Exar to enter into a 45-day exclusivity period to explore the acquisition by E-Town of Exar’s iML business.

Also on February 5, 2016, Exar entered into an exclusivity agreement with E-Town for a 45-day period to explore the purchase of Exar’s iML business based on a nonbinding all-cash purchase price of $140 million, subject to certain adjustments.

Between February 5, 2016 and March 19, 2016, Exar and E-Town and their respective representatives conducted due diligence in furtherance of E-Town’s proposed purchase of the iML business from Exar. From February 16, 2016 to February 18, 2016, Exar management met in person with representatives of E-Town to conduct due diligence sessions.

On March 4, 2016, E-Town delivered to Exar an initial draft of a share purchase agreement for the acquisition of iML. From March 4, 2016 to March 19, 2016, Exar and E-Town and their respective representatives negotiated the share purchase agreement and other ancillary agreements.

On March 15, 2016, Exar management met with E-Town in person to discuss E-Town’s potential acquisition of the iML business from Exar.

On March 19, 2016, E-Town informed Exar that it was reducing its offer price for the iML business. As a result, on March 19, 2016, Exar informed E-Town that it was no longer willing to proceed in discussions for the sale of the iML business to E-Town and terminated the exclusivity agreement in accordance with its terms.

On March 30, 2016, Exar management met with representatives of Company C to continue discussions about a potential acquisition of Exar by Company C.

In late March 2016, from time-to-time, representatives of Exar and E-Town discussed the potential of re-starting discussions for the acquisition by E-Town of the iML business. In early April 2016, Exar and E-Town agreed to continue discussions based on E-Town’s confirmation that its offer price was increased from its most recent offer and was substantially in line with its original offer of $140 million. From time-to-time in April and May 2016, Exar management and representatives of Cowen continued discussions, on a non-exclusive basis, with E-Town regarding the potential purchase of the iML business by E-Town from Exar.

On May 16, 2016, Exar management and representatives from Cowen met with representatives of another company to discuss a potential acquisition of Exar. This company decided not to pursue discussions with Exar.

On May 20, 2016, Company C submitted a nonbinding letter of intent to acquire Exar for between $7.00 and $8.00 per Share. On this date, the closing price of the Shares on the NYSE was $6.39 per share. Mr. Leza informed the Exar Board of the letter of intent and confirmed that Exar would engage with Company C in an attempt to improve the offer terms and obtain more information about regulatory approval requirements and financing of the transaction.

On May 22, 2016, Company C submitted an updated nonbinding letter of intent to acquire Exar, and increased their offer price to a range of $7.50 and $8.50 per Share. Mr. Leza informed the Exar Board of the letter of intent and confirmed that Exar would continue to engage with Company C in an attempt to improve offer terms and obtain more information about regulatory approval requirements and financing of the transaction.

Between May 20, 2016 and May 27, 2016, strategic discussions continued between Exar and Company C for the acquisition of Exar and between Exar and E-Town for the purchase by E-Town of the iML business.

On May 27, 2016, the Exar Board met, with representatives from Cowen and Pillsbury in attendance, to discuss the current status of the Board’s review of strategic alternatives and, in particular, to discuss the current nonbinding offer from E-Town to purchase the iML business and the current nonbinding offer from Company C to acquire Exar. The representative from Pillsbury discussed the Board’s fiduciary duties in this context and reviewed in detail the current terms of the proposed definitive share purchase agreement to sell iML to E-Town. The Exar Board discussed with the representatives from Cowen the financial terms of the current nonbinding offer from E-Town and the current nonbinding offer from Company C. The Exar Board instructed Exar management to continue to discuss and negotiate a definitive sale agreement with E-Town pursuant to which Exar would sell its iML business to E-Town. At the same time, the Exar Board instructed Exar management to negotiate with Company C to see if Company C would increase its offer price.

On May 27, 2016, Mr. Leza met with Company C’s chief executive officer to continue discussions about a potential acquisition of Exar by Company C and to negotiate terms of Company’s C offer to acquire Exar.

On May 31, 2016, the Exar Board appointed Mr. Leza as the Executive Chairman and Technology Advisor. Concurrently, the Exar Board appointed Mr. Benton as Exar’s Chief Executive Officer and a member of the Exar Board.

On May 31, 2016, the Exar Board met, with representatives of Cowen and Pillsbury in attendance, to discuss a proposed definitive agreement with E-Town pursuant to which E-Town would purchase the iML business from Exar for $136 million in cash, subject to certain adjustments. The Exar Board discussed the current status of discussions with Company C, which had refused to increase its most recent offer price of between $7.50 and $8.50 per Share. The Exar Board provided direction on the remaining open issues in the iML transaction.

On June 1, 2016, the Exar Board met, with representatives from Cowen and Pillsbury in attendance, to discuss the proposed transaction with E-Town. The representatives from Pillsbury reported on the key terms of the proposed definitive agreement with E-Town, including the purchase price adjustment mechanisms as well as the indemnification and escrow provisions, and discussed the Exar Board’s fiduciary duties in this context. The Exar Board then discussed with the representatives of Cowen the financial terms of the proposed transaction with E-Town. The Exar Board discussed the relative positive and negative aspects of divesting the iML business. After discussion, the Exar Board approved the sale of the iML business to E-Town and authorized the Company to enter into the definitive share purchase agreement with E-Town and directed Mr. Leza to continue to negotiate with Company C.

On June 1, 2016, Exar entered into the Share Purchase Agreement (the “iML Agreement”) with Beijing E-Town Chipone Technology Co., Ltd., a limited liability company of the People’s Republic of China formed by E-Town Beijing and Chipone, for the sale of Exar’s iML business to E-Town for $136 million in cash, as adjusted for iML’s cash and debt at closing and other adjustments related to iML’s working capital balance as of the closing of the transaction. Under the terms of the iML Agreement, Exar was allowed to discuss, negotiate, enter a definitive agreement for and consummate a sale of the entire company; provided that any of the assets being sold and transferred under the iML Agreement were excluded from such discussions and from any such transaction, and if such a transaction was consummated prior to the closing of the sale of iML to E-Town, as a condition to the consummation of any such other transaction, the iML Agreement and the obligations of Exar under the iML Agreement was required to be expressly assumed in their entirety by the other party to the other transaction.

On June 10, 2016, Mr. Leza notified the Exar Board that he had decided not to stand for re-election to the Board at Exar’s annual meeting of stockholders for 2016 and to resign as a director, Executive Chairman and the Chairman of the Board, effective June 30, 2016.

On June 13, 2016, Company C submitted a nonbinding letter of intent to acquire Exar for $450 million, which implied a price per Share of approximately $9.04. The transaction was not subject to a financing condition, but Company C would be required to obtain financing in order to fund the full purchase price, and was subject to several regulatory approvals. On June 13, 2016, the closing price of the Shares on the NYSE was $7.99 per share. It was not clear whether Company C intended to include certain assets associated with the iML business in this offer. Exar management subsequently informed Company C that such a transaction must necessarily exclude all the assets being conveyed to E-Town under the iML Agreement.

On June 15, 2016, Mr. Benton spoke with a representative of Company C to discuss the potential acquisition of Exar by Company C.

On June 16, 2016, a representative from Company C emailed Behrooz Abdi, an independent director on the Exar Board, re-enforcing Company C’s desire to acquire Exar.

On June 16, 2016, the Exar Board met, with a representative from Pillsbury in attendance, to discuss among other items, the current status of strategic discussions with various parties. The Exar Board determined to reconstitute the Special Committee of the Board to provide more active oversight of these strategic discussions. As reconstituted, the members of the Special Committee were Mr. Meyers, Mr. Benton and Mr. Abdi. The Exar Board also discussed the standalone operations of Exar and, with input from Mr. Benton and in light of the pending divestiture of iML, initiatives to focus Exar’s business on higher-margin advanced products for tier-1 customer engagements and to shift Exar’s supply chain to lower cost regions with the objective of improving the operating results of the business. The Exar Board believed these initiatives could lead to increased stockholder value either through sustained standalone operations or ultimately as a result of the recognition of these initiatives in an increased purchase price in a sale of the Company.

On June 18, 2016, Mr. Benton spoke with a representative of Company C to discuss the potential acquisition of Exar by Company C. Mr. Benton informed Company C that the Exar Board had not approved moving forward in discussions with Company C based on its most recent nonbinding letter of intent and that more information about Company C’s financing plans needed to be provided to Exar.

On June 23, 2016, representatives from Cowen, at the direction of Exar management, met with Company C’s chief executive officer to discuss Company C’s letter of intent and to further understand how Company C intended to finance the transaction.

On June 29, 2016, Exar management met with Company C to further discuss a potential acquisition of Exar by Company C.

On July 1, 2016, Exar management met with Company C’s chief executive officer to continue Company C’s due diligence and to further discuss a potential acquisition of Exar, excluding the iML business, by Company C.

On July 9, 2016, Mr. Benton met with Company C’s chief executive officer to continue Company C’s due diligence and to further discuss a potential acquisition of Exar, excluding the iML business, by Company C. During this meeting, Company C’s chief executive officer indicated that Company C intended to submit a revised letter of intent.

On July 12, 2016, Mr. Benton sent Company C’s chief executive officer a form of letter of intent inviting Company C to make an offer to purchase Exar.

Between July 14, 2016 and August 16, 2016, the Exar management team met with representatives of four different companies to provide an update on Exar’s business and for the purpose of evaluating a potential transaction, excluding the iML business, with Exar.

On July 25, 2016, Mr. Benton met with a representative of Company C to discuss the potential acquisition of Exar by Company C.

On August 15, 2016, Mr. Benton met with a representative of Company C to discuss the potential acquisition of Exar by Company C. The representative of Company C indicated that Company C might submit an updated letter of intent for the acquisition of Exar. Company C, ultimately, did not submit an updated letter of intent.

On September 8, 2016, the Exar Board appointed Gary Meyers to serve as the Chairman of the Exar Board.

On November 9, 2016, Exar completed its sale to E-Town of the iML business for cash paid at closing of $144.5 million, which included $15.0 million for iML’s cash transferred at closing, was net of $1.5 million for fluctuations in iML working capital, and excluded $5.0 million which was placed in escrow subject to customary adjustments after the closing.

On November 10, 2016, MaxLinear’s chief executive officer, Kishore Seendripu emailed Mr. Benton indicating an interest in exploring a potential acquisition of Exar. Later that day, Dr. Seendripu and Mr. Benton spoke to discuss a potential acquisition of Exar.

On November 21, 2016, Exar executed a non-disclosure agreement with MaxLinear. This non-disclosure agreement contained standstill provisions that automatically terminated if Exar entered into an agreement with another party providing for the acquisition of Exar.

On November 21, 2016, Exar’s management and its Chairman of the Board, Mr. Meyers, met with Dr. Seendripu and other members of MaxLinear’s management team to discuss a potential acquisition of Exar.

On November 22, 2016, Simcoe, Jeffrey Jacobowitz, its Managing Member, and certain other affiliates filed a Schedule 13D reporting ownership of 5.2% of the outstanding Shares. In its Schedule 13D, Simcoe reported that it had engaged and expected to continue to engage in communications with Exar management and the Exar Board regarding voluntarily adding an independent stockholder representative to the Exar Board. Simcoe also noted that depending on various factors including, without limitation, Exar’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, it may in the future take such actions with respect to its investment in Exar as it deemed appropriate including, without limitation continuing to engage in communications with Exar management and the Exar Board, engaging in discussions with stockholders of Exar or other third parties about Exar and Simcoe’s investment, including potential business combinations or dispositions involving Exar or certain of its businesses, making recommendations or proposals to Exar concerning changes to the capitalization, ownership structure, board structure, potential business combinations or dispositions involving Exar or certain of its businesses, or making suggestions for improving Exar’s financial and/or operational performance, purchasing additional Shares, selling some or all of Simcoe’s Shares, or engaging in short selling of or any hedging or similar transaction with respect to Shares, including swaps and other derivative instruments.

From December 2016 to February 5, 2017, from time-to-time, the Exar Board engaged in discussions with Mr. Jacobowitz regarding his potential appointment to serve on the Exar Board.

On December 2, 2016, Mr. Benton spoke with representatives of MaxLinear to discuss a potential acquisition of Exar by MaxLinear, including the process and timing for MaxLinear’s evaluation of the potential transaction.

On December 8, 2016, Mr. Benton met in person with Company D’s chief executive officer and discussed the respective businesses of Exar and Company D.

From November 2016 to early February 2017, representatives from Exar and MaxLinear held follow-up meetings to discuss Exar’s business and a potential acquisition of Exar, and Exar provided diligence materials to MaxLinear.

On January 23, 2017, Exar and MaxLinear management teams met in person to discuss Exar’s business.

On February 1, 2017, Mr. Benton spoke with Dr. Seendripu to discuss moving forward with a transaction between Exar and MaxLinear. Dr. Seendripu indicated that MaxLinear intended to engage a financial advisor to assist it with its evaluation of an acquisition of Exar. Mr. Benton and Dr. Seendripu spoke again on February 2, 2017 to discuss timing and a process to move forward in discussions.

On February 7, 2017, representatives from Exar and MaxLinear and each of their financial advisors met to discuss a process for the parties to continue to explore a potential acquisition of Exar.

On February 7, 2017, the Exar Board met, with a representative of Pillsbury in attendance, to discuss, among other items, the appointment of Mr. Jacobowitz to serve on the Exar Board. The Exar Board then met in executive session outside the presence of Mr. Benton and other members of management to discuss management as well as the appointment of Mr. Jacobowitz. After Mr. Benton rejoined the meeting, the Exar Board discussed the re-engagement of Cowen to serve as Exar’s financial advisor, because the prior engagement term with Cowen had expired. Prior to approving the re-engagement of Cowen, the Exar Board reviewed information received from Cowen regarding Cowen’s relationships with the eight potential transaction counterparties that had been identified by the Exar Board as being the parties that Exar would most likely approach in a strategic process, including MaxLinear, and confirmed that Cowen had no conflicts of interest that would preclude Cowen from serving as Exar’s financial advisor. The Exar Board approved the re-engagement of Cowen, and following the meeting on February 7, 2017, Exar re-engaged Cowen to serve as its financial advisor.

On February 7, 2017, the Exar Board appointed Mr. Jacobowitz to the Exar Board, which appointment became effective immediately following the execution of a board appointment letter agreement, which provided among other terms, certain voting agreements and additional covenants by and among Exar, Mr. Jacobowitz and Simcoe. These agreements and covenants were unrelated to a potential sale of Exar. On February 8, 2017, the letter agreement was executed, and Mr. Jacobowitz became a member of the Exar Board. Mr. Jacobowitz participated in the Exar Board meeting on February 8, 2017.

On February 8, 2017, the Exar Board met, with representatives of Pillsbury in attendance for portions of the meeting, to discuss, among other items, the current status of discussions with MaxLinear and the current status of Exar’s business, operations and financial condition. The Exar Board discussed the status of Exar’s execution of its objectives to focus on advanced products and to shift its supply chain to lower cost regions. The Exar Board also considered various alternatives in deploying Exar’s cash resources to increase stockholder value, such as the execution of a stock repurchase program, an issuer self-tender and other programs designed to increase stockholder value.

On February 10, 2017, MaxLinear submitted a nonbinding letter of intent to acquire Exar in an all-cash transaction at $12.50 per Share. The transaction was not subject to a financing condition, but it was noted that MaxLinear would be required to seek financing in order to partially fund the purchase price. The closing price of the Shares on February 10, 2017 on the NYSE was $10.92 per share.

On February 11, 2017, Cowen and MaxLinear’s financial advisor, Stifel, Nicolaus, & Company, Inc. (“Stifel”), met telephonically to discuss MaxLinear’s nonbinding letter of intent.

On February 12, 2017, the Exar Board met, with representatives of Cowen and Pillsbury in attendance, to discuss MaxLinear’s letter of intent and a potential response. Exar management reviewed a five-year financial forecast for Exar, a copy of which had been previously provided to the Exar Board, and discussed the significant assumptions underlying the forecasts. The Exar Board discussed the five-year forecast, including a discussion of the potential impact to the forecasts if Exar executed a significant stock repurchase program, and the resulting leverage on Exar’s earnings per share following such a repurchase program. After this discussion, the Exar Board adopted the five-year forecast, which Exar management later provided to Cowen and to MaxLinear. This five-year financial forecast is discussed in more detail below in Item 4 — The Solicitation or Recommendation —Certain Prospective Financial Information. Representatives from Cowen reviewed with the Exar Board a preliminary financial analysis of MaxLinear’s proposed purchase price of $12.50 per Share. Representatives from Pillsbury provided advice on the Board’s fiduciary duties in evaluating the offer from MaxLinear and in further exploring other strategic alternatives. The Exar Board directed Cowen to contact eight additional parties, all of which had been previously contacted in regards to a potential acquisition of Exar, including Company A, Company B, and Company D. In determining these additional parties, the Exar Board considered all the parties previously contacted by Exar and the prior feedback from these parties, as well as potential new parties that could be contacted. These eight parties were selected by the Exar Board as the parties most likely to be interested in, and have the financial capacity to enter into, a transaction with Exar at a value that was at least equivalent to the value offered by MaxLinear and with an ability to consummate a transaction on a timeline and with regulatory risk substantially comparable to MaxLinear. The Exar Board further directed Exar management, with the assistance of Cowen, to negotiate the letter of intent with MaxLinear and seek a higher offer price. The Exar Board then met in executive session outside the presence of Mr. Benton and other members of management to discuss, among other items, the strategic discussions with MaxLinear and management’s role in these discussions.

On February 12, 2017, Mr. Benton spoke with Dr. Seendripu and informed him that the Exar Board was interested in moving forward in discussions with MaxLinear, but at a higher price per share. Mr. Benton and Dr. Seendripu agreed to an in-person meeting to discuss a potential transaction.

Between February 12, 2017 and February 18, 2017, representatives from Cowen contacted the eight parties identified by the Exar Board to determine if any of these parties were interested in re-engaging with Exar about a potential acquisition.

On February 15, 2017, Exar sent a counter-proposal to MaxLinear making certain changes to the letter of intent, including increasing the proposed purchase price to $13.56 per Share.

On February 15, 2017, representatives of Exar (including its Chairman, Mr. Meyers) and Cowen met with representatives of MaxLinear and MaxLinear’s financial advisor, Stifel, in person to discuss Exar’s counter-proposal. At that time, Exar and MaxLinear reached preliminary agreement on moving forward in discussions based upon a nonbinding all-cash offer of $13.00 per Share. In exchange for an increase in the proposed nonbinding offer price per Share, Exar and MaxLinear also reached preliminary agreement on moving forward in discussions based on a transaction that would include a break-up fee equal to 3.5% of the equity value of Exar, plus reimbursement of MaxLinear’s out-of-pocket and documented expenses of up to $3.0 million.

On February 16, 2017, the Exar Board met, with representatives of Cowen and Pillsbury in attendance, to discuss the status of discussions with MaxLinear, the market outreach conducted by Exar management and Cowen, and Cowen’s preliminary financial analysis of MaxLinear’s proposed purchase price of $13.00 per Share. The Exar Board directed management to move forward in discussions with MaxLinear and to agree, subject to further approval by the Exar Board, to a limited period of exclusivity with MaxLinear to allow MaxLinear to conduct due diligence and to negotiate definitive documentation. The Exar Board then met in executive session outside the presence of Mr. Benton and other members of management to discuss, among other items, the process with MaxLinear.

From February 16, 2017 to February 18, 2017, Exar management, with assistance from Cowen and Pillsbury, exchanged drafts of a nonbinding letter of intent and exclusivity agreement with MaxLinear.

On February 18, 2017, the Exar Board met, with representatives of Cowen and Pillsbury in attendance, to discuss the status of discussions with MaxLinear and the market outreach conducted by Cowen. Representatives from Cowen confirmed that none of the other eight parties that had been contacted since the February 8, 2017 meeting of the Exar Board were interested in moving forward in discussions to acquire Exar at this time, except for one party who indicated they may be interested at a price per Share that was lower than that currently being offered by MaxLinear and another party who had not yet responded. Representatives from Pillsbury advised the Exar Board on its fiduciary duties in determining whether to enter into an exclusivity arrangement with MaxLinear to continue to discuss a potential sale of Exar to MaxLinear. The Exar Board then discussed, among other factors, the risks and benefits of Exar continuing to execute a standalone strategy by looking at current performance, the outlook for the remainder of the fiscal year and long-term trends in Exar’s industry. The Exar Board also considered various alternatives in deploying Exar’s cash resources to increase stockholder value, such as execution of a stock repurchase program, an issuer self-tender and other programs designed to increase stockholder value. The Exar Board considered the progress made to date on its strategy to focus its business on advanced products and to shift its supply chain to lower cost regions, and the potential continued increase in stockholder value, particularly when combined with the deployment of the Company’s cash resources through a stock repurchase program or similar transaction. The Exar Board also considered the risks associated with continuing to operate as a standalone company, including increased competition from large competitors with greater scale and resources, the risks that Exar’s product and sales strategies would not be successful and result in increased revenue and other risks associated with the business. The Board also considered the potential to negotiate a higher price from MaxLinear or seek a better offer from an alternative party. The Exar Board then met in executive session outside the presence of Mr. Benton and other members of management to discuss, among other items, management and the status of discussions with MaxLinear. After Mr. Benton re-joined the meeting and further discussion, the Exar Board authorized management to enter into an exclusivity agreement with MaxLinear providing for a 30-day period in which Exar would negotiate exclusively with MaxLinear on the basis of a $13.00 per Share all-cash offer.

On February 19, 2017, Exar executed an exclusivity agreement with MaxLinear for a 30-day period and the parties finalized a nonbinding letter of intent which the parties would use as the basis for negotiating definitive agreements for the acquisition of Exar at an all-cash purchase price of $13.00 per Share.

Commencing on February 21, 2017, MaxLinear commenced a due diligence review of Exar. Exar provided extensive documentation and information by way of an electronic data room (the “Data Room”), several in-person management meetings and the exchange of correspondence providing diligence materials and responding to questions from MaxLinear.

On February 21, 2017, Company D sent a communication to Exar requesting additional information about Exar, but suggested it was unlikely to move forward with a potential transaction at that time.

On February 23, 2017, the Exar Board met, with representatives of Pillsbury in attendance, to review the status of discussions with MaxLinear and discuss the inbound communication from Company D. Exar management provided an update on the current status of Exar’s business. The Exar Board met in executive session outside the presence of Mr. Benton and other members of management to discuss, among other items, the status of discussions with MaxLinear.

On March 2, 2017, the Exar Board met, with representatives from Cowen and Pillsbury in attendance, to review the status of discussions with MaxLinear and the proposed timeline for the transaction. The Exar Board then met in executive session outside the presence of Mr. Benton and other members of management to discuss, among other items, the status of discussions with MaxLinear.

On March 2, 2017, MaxLinear’s legal counsel, Wilson Sonsini Goodrich & Rosati, P.C. (“Wilson Sonsini”), delivered an initial draft of the Merger Agreement to Pillsbury. The initial draft Merger Agreement contained, among other provisions, a requirement that certain key stockholders of Exar enter into Support Agreements with MaxLinear concurrently with the execution by Exar and MaxLinear of the Merger Agreement.

On March 6, 2017, Exar management and MaxLinear management with each of their respective advisors met in-person to discuss various aspects of Exar’s business.

On March 7, 2017, Wilson Sonsini delivered an initial draft of a form of the Support Agreement, as contemplated by the draft Merger Agreement, to Pillsbury. MaxLinear requested that all of Exar’s executive officers and directors, as well as affiliates of Alonim Investments Inc. (“Alonim”) and Simcoe enter into the Support Agreement. Representatives of Alonim and Simcoe serve as directors on the Exar Board. From March 7, 2017 until March 10, 2017, Pillsbury worked with representatives of Alonim and Simcoe and their respective legal counsel to review and revise the form of Support Agreement.

On March 8, 2017, the Special Committee met with representatives of Cowen and Pillsbury to discuss the draft Merger Agreement.

On March 8, 2017, Exar granted access to the Data Room to MaxLinear’s proposed debt financing source and its counsel. From March 9, 2017 until the execution of the Merger Agreement by Exar and MaxLinear, the debt financing source and its counsel conducted a detailed due diligence review of Exar.

On March 9, 2017, the Exar Board met with representatives of Cowen and Pillsbury to discuss the draft Merger Agreement and the form of Support Agreement provided by MaxLinear. A preliminary response draft of the Merger Agreement was circulated to the Exar Board in advance of this meeting. The Exar Board provided direction to Exar management and the representatives of Cowen and Pillsbury relating to the response drafts of the Merger Agreement and the form of Support Agreement to be delivered to MaxLinear. The Exar Board then met in executive session outside the presence of Mr. Benton and other members of management to discuss, among other items, the status of discussions with MaxLinear. The independent directors of the Exar Board then met, outside the presence of Mr. Benton and Pierre Guilbault to discuss, among other items, the status of discussions with MaxLinear and its due diligence review of Exar. Neither Mr. Benton nor Mr. Guilbault meets the standards of an independent director under applicable regulations; and as a result, both Mr. Benton and Mr. Guilbault did not participate in this independent director discussion.

On March 9, 2017, Pillsbury, on behalf of Exar, delivered a response draft Merger Agreement to Wilson Sonsini.

On March 10, 2017, Pillsbury delivered a response draft Support Agreement to Wilson Sonsini.

On March 13, 2017, Wilson Sonsini, on behalf of MaxLinear, delivered a response draft Merger Agreement and a response draft Support Agreement to Pillsbury.

On March 14, 2017, Pillsbury distributed the response draft Support Agreement from Wilson Sonsini to representatives of Alonim, Simcoe and the Exar Board.

On March 14, 2017, the Special Committee of the Exar Board met with representatives of Cowen and Pillsbury to discuss the Merger Agreement and to provide direction on the open issues in the current draft and to discuss a process for engaging with MaxLinear to discuss the open issues.

On March 15, 2017, representatives from Pillsbury and Wilson Sonsini met telephonically to discuss the Merger Agreement, the Support Agreement and the process for negotiating the open issues on the agreements.

On March 16, 2017, the Exar Board met, with representatives of Cowen and Pillsbury present, to discuss the status of the proposed transaction with MaxLinear and to obtain an update on Exar’s business. The Exar Board approved an extension of time to March 27, 2017 to the exclusivity arrangement with MaxLinear in light of the significant progress made in the discussions with MaxLinear and to permit the parties to continue to progress on negotiation of the definitive agreements and on due diligence. The Exar Board then met in executive session outside the presence of Mr. Benton and other members of management to discuss, among other items, the status of discussions with MaxLinear.

On March 16, 2017, the Special Committee of the Exar Board met with representatives of Cowen and Pillsbury to discuss in detail the Merger Agreement and to provide direction to Pillsbury on the open issues in the agreement in advance of its meeting with Wilson Sonsini scheduled for the following day.

On March 17, 2017, representatives from Pillsbury and Wilson Sonsini met in person to negotiate the terms of the Merger Agreement.

On March 17, 2017, Exar and MaxLinear agreed to extend the exclusivity period until March 27, 2017, as previously approved by the Exar Board in the March 16, 2017 meeting.

On March 19, 2017, Wilson Sonsini delivered to Pillsbury the then current drafts of the Debt Commitment Letter and related documentation from MaxLinear’s proposed debt financing source.

On March 19, 2017, Pillsbury delivered a response draft of the Merger Agreement to Wilson Sonsini.

On March 20, 2017, Alonim’s legal counsel, Simcoe’s legal counsel and Pillsbury held a telephonic meeting to discuss the form of Support Agreement.

On March 20 and 21, 2017, representatives from Pillsbury and Wilson Sonsini continued to negotiate the terms of the Merger Agreement.

On March 22, 2017, representatives of Exar, including its Chairman of the Board, and MaxLinear, and their respective financial and legal advisors met in person to negotiate the terms of the Merger Agreement and the Support Agreement, to discuss remaining open due diligence items and discuss a preliminary communication plan for announcing a transaction, if the parties could reach a final agreement on terms.

On March 23, 2017, the Exar Board met, with representatives of Cowen and Pillsbury present, to discuss the status of the proposed transaction with MaxLinear and to obtain an update on Exar’s business. The Exar Board met in executive session outside the presence of Mr. Benton and other members of management to discuss, among other items, the status of discussions with MaxLinear.

On March 24, 2017, Wilson Sonsini delivered a response draft Merger Agreement to Pillsbury.

On March 24, 2017, representatives of Exar and MaxLinear met in person to discuss certain outstanding due diligence items.

On March 26, 2017, the Exar Board met, with representatives of Cowen and Pillsbury present, to discuss the proposed transaction with MaxLinear. Prior to the representatives from Cowen joining the meeting, representatives from Pillsbury reviewed with the Exar Board its fiduciary duties in connection with its evaluation of a possible transaction with MaxLinear. Representatives of Cowen and Pillsbury then provided updates on the current status of the transaction and the negotiation of the Merger Agreement. A representative of Pillsbury reviewed the key provisions of the current draft of the Merger Agreement, including (i) structure and timing considerations, (ii) required regulatory approvals, (iii) non-solicitation provisions that would prohibit Exar from soliciting alternative acquisition proposals but permit Exar to negotiate certain unsolicited acquisitions proposals and accept an unsolicited superior proposal, (iv) MaxLinear’s matching rights under those circumstances, (v) termination provisions, and (vi) the circumstances under which a termination fee would be payable. Cowen then reviewed with the Exar Board its preliminary financial analysis of MaxLinear’s proposed all-cash purchase price of $13.00 per Share. The Special Committee provided a report to the Exar Board about its deliberations and review of the Merger Agreement with Exar’s financial and legal advisors. The Exar Board then discussed the standalone prospects of Exar, the potential uses of Exar’s cash reserves either strategically or through a program to return capital to stockholders (such as a stock repurchase program) and the risks and benefits of continuing to operate as a standalone company. The Exar Board then met in executive session outside the presence of Mr. Benton and other members of management to discuss, among other items, the status of discussions with MaxLinear. The independent directors of the Exar Board then met, outside the presence of Mr. Benton and Mr. Guilbault to discuss, among other items, the status of discussions with MaxLinear. After Mr. Benton and Mr. Guilbault rejoined the meeting and following further discussion, the Board directed Exar management and Pillsbury to continue negotiating the Merger Agreement. The Exar Board also approved an extension of the exclusivity period with MaxLinear through April 3, 2017.

On March 26, 2017, Exar and MaxLinear agreed to extend the exclusivity period through April 3, 2017.

On March 27, 2017, Simcoe and its counsel negotiated its form of Support Agreement with MaxLinear and finalized the form of Support Agreement that Simcoe and Mr. Jacobowitz would execute if MaxLinear and Exar reached agreement on the terms of the Merger Agreement. Also, on March 27, 2017, the form of Support Agreement for Alonim, the Exar Board (other than Mr. Jacobowitz) and certain officers of Exar was finalized.

On March 27, 2017, representatives of Pillsbury and Wilson Sonsini met telephonically to negotiate the Merger Agreement.

On March 28, 2017, Wilson Sonsini sent an updated draft of the Merger Agreement and final drafts of the debt financing materials, including the proposed final draft of the Debt Commitment Letter, to Pillsbury. On that same day representatives of Pillsbury and Wilson Sonsini held telephonic meetings to discuss the Merger Agreement.

On March 28, 2017, the Exar Board held a telephonic meeting to review the final terms of the Merger Agreement and to consider and approve the Merger, with representatives from Cowen and Pillsbury in attendance. The representatives of Pillsbury reviewed with the Board its fiduciary duties in the context of a potential sale transaction. Representatives from Cowen reviewed with the Board its financial analysis of MaxLinear’s proposed all-cash offer of $13.00 per Share and responded to questions from members of the Board regarding its financial analysis. Cowen then delivered its opinion to the Exar Board to the effect that, as of March 28, 2017, and subject to the various assumptions and limitations set forth in its opinion, the consideration of $13.00 per Share to be received by the stockholders of Exar in the Offer and the Merger was fair, from a financial point of view, to such stockholders. Representatives from Pillsbury reviewed with the Board changes to the Merger Agreement from the version sent to the Board in advance of the prior meeting and responded to questions. The Board then discussed its reasons for the approval of the transaction with MaxLinear. The non-employee directors then held an executive session outside the presence of management to discuss, among other items, the proposed transaction with MaxLinear. After this discussion, management rejoined the meeting. Pillsbury then reviewed and discussed with the Board the proposed resolutions approving the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger. After further discussion, for the reasons more fully described below in Item 4. The Solicitation or Recommendation — Reasons for Recommendation,” the Board unanimously (i) determined that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, and the other transactions contemplated by the Merger Agreement, are at a price and on terms that are fair to, and in the best interests of Exar and its stockholders (including the unaffiliated stockholders), (ii) approved and declared advisable the Support Agreements, the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger and (iii) recommended that the stockholders accept the Offer and tender their Shares to Purchaser in the Offer and, to the extent applicable, approve and adopt the Merger Agreement and the Merger.

On March 28, 2017, the parties executed the Merger Agreement and Simcoe, Alonim, each director and certain officers of Exar entered into Support Agreements.

On March 29, 2017, Exar and MaxLinear issued a joint press release announcing the execution of the Merger Agreement and the Support Agreements.

Reasons for Recommendation

The Offer and the Merger are expected to result in benefits to all stockholders. In evaluating the Offer, the Merger and the Merger Agreement, the Company Board consulted with Exar’s management and its legal and financial advisors. In reaching its decision that the Offer and the Merger are advisable, and in reaching its recommendation that the stockholders tender their Shares in the Offer, the Company Board considered a number of factors, including the following material factors, which the Company Board viewed as supporting its recommendation:

•	the fact that the Offer Price of $13.00 per Share in cash represented a significant premium over current market prices. Specifically, the Board noted that the $13.00 price to be paid for each Share represented 24% premium over the closing price of the Shares on March 27, 2017, the last full trading day before the Offer and the Merger were approved by the Company Board, a 43% premium over the implied enterprise value of Exar based on the closing price of the Shares on March 27, 2017, a 20% premium over the spot price of the Shares on February 27, 2017, a 16% and 152% premium over the 52-week high and low trading price of the Shares during the 52-week period ending on March 27, 2017, respectively, and a 47% premium over the average closing price of the Shares of $8.83 per Share during the 52-week period ending on March 27, 2017;

•	the consideration of the potential benefits, after a thorough, independent review of strategic alternatives, including the feedback from alternative potential acquirers contacted in the Company Board’s most recent market outreach following the initial interest from Parent, of further exploring business combination transactions with alternative potential acquirers and the likelihood that any such parties would engage in a business combination transaction with the Company on the same or similar time frame as Parent, and with a value and contractual terms and conditions superior to those contained in the Merger Agreement; and based on the value, timing, risk allocation and other terms and conditions negotiated with Parent, the determination that the Transactions are more favorable to the Company’s stockholders than any other strategic transaction reasonably available to the Company;

•	the anticipated timing of the consummation of the Offer and the Merger, and the structure of the Transactions as a tender offer for the Shares, which, subject to the satisfaction or waiver of the applicable conditions set forth in the Merger Agreement, should allow stockholders to receive the consideration for their Shares in a relatively short time frame, followed by the Merger in which stockholders who do not validly exercise appraisal rights will receive the same consideration as received by those stockholders who tender their Shares in the Offer;

•	the Board’s assessment, after discussions with Exar management and advisors, of the risks of remaining an independent company and pursuing Exar’s business objectives, including its initiatives to focus Exar’s business on higher-margin advanced products for tier-1 customer engagements and to shift Exar’s supply chain to lower cost regions with the objective of improving the operating results of the business, including the risks (such risks are not intended to be exhaustive) relating to:

○	competing against larger or more diversified companies with substantially greater financial resources and capacity to invest in the development and marketing of new products and technologies;

○	continuing uncertainty in macro-economic conditions in the United States and around the world, and the potential impact of these conditions on the Company’s business and prospects as an independent company; and

○	the risks and uncertainties with respect to the ability to remain competitive in the consolidating semiconductor industry, and the “risk factors” set forth in the Company’s Annual Report on Form 10-K for the fiscal year ended March 27, 2016.

•	the attractiveness and strategic fit of Parent as a potential merger partner;

•	the conditions to the Offer and the Merger, which are limited in number and scope, and that, in the case of the condition related to the accuracy of the Company’s representations and warranties, are generally subject to a “material adverse effect” qualification, except in the case of certain specific representations;

•	the likelihood of obtaining required regulatory approval for the Transactions with Parent;

•	the fact that Parent is required to extend the Offer, subject to certain exceptions, until the time that the conditions to the Offer have been satisfied;

•	the financial analyses presented to the Company Board by Cowen with respect to the Offer and the Merger and the opinion of Cowen to the Company Board, to the effect that, as of March 28, 2017, and subject to the various assumptions and limitations set forth therein, the consideration of $13.00 per Share to be received by the stockholders of the Company in the Offer and the Merger was fair, from a financial point of view, to such stockholders. See “— Opinion of Cowen and Company, LLC”;

•	the ability of the Company, under certain circumstances, to consider and respond to a superior proposal for an acquisition transaction from a third party prior to the acceptance of the Shares by Purchaser, and the Company Board’s right, after complying with the terms of the Merger Agreement, to terminate the Merger Agreement in order to enter into an agreement with respect to a superior proposal, upon payment of a termination fee of $24.8 million to Parent, in addition to up to $3.0 million for documented out-of-pocket expenses of Parent; and

•	the availability of appraisal rights under the DGCL to Company stockholders who do not tender their Shares in the Offer and comply with all of the required procedures for perfecting appraisal rights under the DGCL.

The Company Board also considered potentially negative factors concerning the Offer, the Merger and the Merger Agreement, including the following:

•	the stockholders of the Company will receive the Offer Price in cash and will no longer have the opportunity to participate in any future earnings or growth of the Company or the combined company or benefit from any potential future appreciation in the value of the Shares, including any value that could be achieved if the Company engages in future strategic or other transactions;

•	the all-cash consideration in the Offer and the Merger generally would be taxable to the holders of Shares;

•	there will be risks and costs to the Company if the Offer does not close, including the diversion of management and employee attention away from the day-to-day operations of the Company, employee attrition, the effect on the Company’s relationships with customers, partners and others that do business with the Company and the operational restrictions imposed on the Company pursuant to the Merger Agreement between signing and the Merger Closing, among other potential negative effects on the Company if the Offer is not completed;

•	as a result of the terms of their employment agreements and equity awards, certain of the Company’s executive officers may receive other payments in connection with or following the Transactions;

•	the Merger Agreement provides for a termination fee of $24.8 million that would become payable by the Company under certain circumstances, including if the Company terminates the Merger Agreement to accept a superior proposal, in addition to up to $3.0 million for documented out-of-pocket expenses of Parent; and

•	the Merger Agreement restricts the Company’s ability to solicit competing proposals, subject to certain exceptions to allow the Company Board to exercise its fiduciary duties.

The foregoing discussion of the information and factors considered by the Company Board is intended to be illustrative and not exhaustive, but includes the material reasons and factors considered. In view of the wide variety of reasons and factors considered, the Company Board did not find it practical to, and did not, quantify or otherwise assign relative weights to the specified factors considered in reaching its determinations or the reasons for such determinations. Individual directors may have given differing weights to different factors or may have had different reasons for their ultimate determination. In addition, the Company Board did not reach any specific conclusion with respect to any of the factors or reasons considered. Instead, the Company Board conducted an overall analysis of the factors and reasons described above and determined that, in the aggregate, the potential benefits considered outweighed the potential risks or possible negative consequences of the Offer, the Merger and the other transactions contemplated by the Merger Agreement.

Intent to Tender

To Exar’s knowledge, after making reasonable inquiry, all of its executive officers and directors currently intend to tender or cause to be tendered pursuant to the Offer all Shares held of record or beneficially owned by such persons or entity immediately prior to the expiration of the Offer, as it may be extended (other than Shares for which such holder does not have discretionary authority). The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender. In addition, the directors and the executive officers of the Company have entered into Support Agreement, as further described in “Item 3. Past Contracts, Transactions, Negotiations and Agreements — Arrangements with Parent and Purchaser and thier Affiliates” and is incorporated herein by reference.

Certain Prospective Financial Information

Exar’s management does not, as a matter of course, make detailed or long term public forecasts or projections as to its future financial performance due to the unpredictability of the underlying assumptions and estimates. However, Exar’s management regularly prepared internal forecasts and projections for use by the Company Board and management for planning and decision-making purposes. In addition, in connection with the strategic process, including, without limitation, the due diligence process and evaluation of the Offer, the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger, as described in this Schedule 14D-9, Exar’s management prepared financial projections for fiscal years 2017 through 2022, including one set with certain Non-GAAP gross profit, net income and earnings per share (the “Non-GAAP Projections”) and a second set of financial projections for fiscal years 2017 through 2022 (the “GAAP Projections” and collectively with the Non-GAAP Projections, the “Projections”). Exar’s fiscal year ends on a Sunday between March 27 and April 3. Exar’s fiscal years typically consist of 52 weeks, however, every fifth year has 53 weeks. In a 52-week year, each fiscal quarter consists of 13 weeks. Fiscal years 2017 and 2016 consisted of 53 and 52 weeks, respectively. In fiscal year 2017, the first fiscal quarter consists of 14 weeks and the remaining three fiscal quarters consist of 13 weeks.

The Projections were developed from historical financial statements and a series of assumptions and estimates of management related to future trends and did not give effect to any changes or expenses as a result of the Offer, the Merger Agreement or the Merger or any other effects of such terms. Projections were prepared by Exar’s management for internal use and were not prepared with a view toward public disclosure, except to the parties identified above, nor were they prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts or, in the case of the Non-GAAP Projections, generally accepted accounting principles (“GAAP”). The Non-GAAP Projections do not comply with GAAP. No independent registered public accounting firm, has examined, compiled, nor performed any procedures with respect to any of the accompanying projected financial information.

The Company Board and management instructed Cowen to use and rely on the Non-GAAP Projections as the basis for its analyses in rendering its opinion described in more detail below in “— Opinion of Cowen and Company, LLC”. The Non-GAAP Projections were also provided to the Company Board, Stifel, and Parent in preparation for their respective analyses and evaluations of Exar and its businesses. In the due diligence process, Company management provided Cowen, Stifel and the Parent the GAAP Projections. To give Exar stockholders access to certain nonpublic information that was available to Parent and the Company Board at the time of the evaluation of the Offer, the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger, Exar’s management has included these projections below, as well as a reconciliation of the Non-GAAP Projections with the GAAP Projections, where applicable.

Exar’s future financial results may materially differ from those expressed in the Projections due to factors that are beyond management’s ability to control or predict. Exar cannot guarantee that any of these Projections will be realized or that its future financial results will not materially vary from the Projections. Important factors may affect actual results and results of Exar’s operations, or could lead to the Projections not being achieved including those factors that are described in the “Risk Factors” section of Exar’s Annual Report on Form 10-K for the fiscal year ended March 27, 2016, and Quarterly Reports on Form 10-Q for the fiscal quarter ended July 3, 2016 and January 1, 2017, as filed with the SEC. The assumptions upon which the Projections were based necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions, financial market conditions and conditions in the industries in which Exar operates, all of which are difficult or impossible to predict accurately and many of which are beyond the control of Exar and its management. The Projections also reflect assumptions as to certain business decisions that are subject to change. In addition, the Projections do not take into account any circumstances or events occurring after the date they were prepared, including the March 29, 2017 announcement of the parties’ entry into the Merger Agreement or subsequent integration planning activities or any effect of any failure of the Merger to occur. The Projections should not be used as public guidance and will not be provided in the ordinary course of Exar’s business in the future.

The Projections are not being included in this Schedule 14D-9 to influence the decision of any Exar stockholder whether to tender Shares in the Offer. The information from the Projections should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding Exar contained in Exar’s filings with the SEC. In light of the foregoing factors and the uncertainties inherent in the Projections, stockholders are cautioned not to place undue reliance on the Projections included in this Schedule 14D-9, including in making a decision as to whether to tender their Shares in the Offer, should not be regarded as a representation or guarantee that the targets will be achieved or have been achieved and that they should not rely on the Projections.

The Projections are forward-looking statements and are qualified in their entirety by risks and uncertainties that could result in the Projections not being achieved, including, but not limited to, the risks and uncertainties contained in Exar’s filings with the SEC, including its Annual Report on Form 10-K for the year ended March 27, 2016 and Quarterly Reports on Form 10-Q for the quarters ended July 3, 2016 and January 1, 2017 or otherwise described herein. Neither Exar nor Parent, or any of their respective affiliates, advisors, officers, directors or representatives, has made or makes any representation to any Exar stockholder or other person, including Parent or Purchaser, regarding the ultimate performance of Exar compared to the information contained in the Projections or that the Projections will be achieved. Please refer to the section entitled “Forward-Looking Statements” under “Item 8 —Additional Information.”

A summary of the information that was included in the Projections is set forth below, including reconciliation between the Non-GAAP prospective financial information and the comparable GAAP measures for fiscal years 2017 through 2022.

(US $ in millions)	FY 2017	FY 2018	FY 2019	FY 2020	FY 2021	FY 2022
GAAP Revenue	$109.7	$132.1	$137.1	$148.0	$158.4	$167.9

Non-GAAP Gross Profit	$57.9	$70.8	$75.4	$82.2	$88.7	$94.4
Stock-based compensation	1.2	1.3	1.3	1.3	1.3	1.3
Amortization of intangible assets	2.4	2.4	2.1	1.7	1.1	0.2
Other (2)	0.2	0.0	0.0	0.0	0.0	0.0

GAAP Gross Profit	$54.0	$67.1	$71.9	$79.2	$86.3	$92.9

Non-GAAP Net Income from Continuing Operations	$15.2	$22.8	$28.5	$33.0	$37.0	$40.3
Stock-based compensation	9.7	8.0	8.0	8.0	8.0	8.0
Amortization of intangible assets	2.8	2.8	2.5	2.0	1.3	0.3
Other (2)	(5.9)	(1.2)	0.0	0.0	0.0	0.0

GAAP Net Income from Continuing Operations	$8.5	$13.2	$17.9	$23.0	$27.7	$32.0

Non-GAAP EPS from Continuing Operations	$0.30	$0.43	$0.53	$0.60	$0.66	$0.71
Stock-based compensation	0.19	0.15	0.15	0.15	0.14	0.14
Amortization of intangible assets	0.06	0.05	0.05	0.04	0.02	0.01
Other (2)	(0.12)	(0.02)	0.00	0.00	0.00	0.00

GAAP EPS from Continuing Operations	$0.17	$0.25	$0.33	$0.42	$0.49	$0.56

Adjusted EBITDA (Non-GAAP) from Continuing Operations	$18.2	$24.6	$28.8	$33.1	$36.8	$39.7
Depreciation and amortization	3.3	2.9	2.8	2.8	2.8	2.8
Stock-based compensation	9.7	8.0	8.0	8.0	8.0	8.0
Amortization of intangible assets	2.8	2.8	2.5	2.0	1.3	0.3
Other (2)	(5.8)	(1.2)	0.0	0.0	0.0	0.0

GAAP Operating Income from Continuing Operations	$8.2	$12.0	$15.5	$20.4	$24.7	$28.6

Unlevered Free Cash Flow (Non-GAAP) (3)	N/A	$15.4	$26.4	$31.1	$34.9	$37.8

Notes:

(1)	All results presented are continuing operations, and thus exclude the financial results from discontinued operations of the iML Display business (including the gain recognized from the sale), which the Company has divested.
(2)	Other adjustments include gain upon closing sale-leaseback of our corporate headquarters, impairment charges, merger and acquisition and related integration costs, restructuring charges and exit costs which include costs for personnel whose positions have been eliminated as part of a restructuring or are in the process of being eliminated as part of the discontinued operations, certain income tax benefits and credits, and related income tax effects on certain excluded items.
(3)	Unlevered free cash flow as used in these Projections represents Adjusted EBITDA (Non-GAAP), less cash paid for taxes, less capital expenditures, less increases in net working capital. Cash paid for taxes assumes sufficient United States federal (estimated by Exar at more than $250 million as of December 31, 2016) and California state (estimated by Exar at more than $50 million as of March 31, 2017) net operating losses and tax credits available after the impact of IRS Section 382 limitations (but before giving effect to the Offer and the Merger).

Opinion of Cowen and Company, LLC

The Company retained Cowen to act its financial advisor in connection with its review of strategic alternatives, including a possible sale of, or other business combination involving, the Company, such as the Offer and the Merger, and to render an opinion to the Company Board as to the fairness, from a financial point of view, of the consideration of $13.00 per Share to be received by the holders of the Shares in the Offer and the Merger.

On March 28, 2017, Cowen delivered its opinion to the Company Board, to the effect that, as of that date, and subject to the various assumptions and limitations set forth therein, the consideration of $13.00 per Share to be received by the stockholders of the Company in the Offer and the Merger was fair, from a financial point of view, to such stockholders. The full text of the written opinion of Cowen, dated March 28, 2017, is attached as Annex I hereto and is incorporated by reference. The Company encourages holders of the Shares to read the opinion in its entirety for the assumptions made, procedures followed, other matters considered and limits of the review by Cowen. The summary of the written opinion of Cowen set forth herein is qualified in its entirety by reference to the full text of such opinion. Cowen’s analyses and opinion were prepared for and addressed to the Company Board and are directed only to the fairness, from a financial point of view, of the consideration of $13.00 per Share to be received by the stockholders of the Company in the Offer and the Merger. Cowen’s opinion is not a recommendation to any stockholder or any other person as to whether such stockholder or such person should tender Shares in the Offer or take any other action in connection with the Offer and the Merger or otherwise.

In arriving at its opinion, Cowen reviewed and considered such financial and other matters as it deemed relevant, including, among other things:

•	a draft of the Merger Agreement dated March 28, 2017;

•	certain publicly available financial and other information for the Company and certain other relevant financial and operating data furnished to Cowen by the management of the Company, including certain unaudited pro forma historical financial information concerning the Company;

•	certain internal financial analyses, financial forecasts, reports and other information concerning the Company prepared by the management of the Company (referred to in this section as the “Company Forecasts”);

•	discussions Cowen had with certain members of the management of the Company concerning the historical and current business operations, financial condition and prospects of the Company and such other matters Cowen deemed relevant;

•	certain operating results of the Company as compared to the operating results of certain publicly traded companies Cowen deemed relevant;

•	the reported price and trading history of the Shares as compared to the reported price and trading histories of certain publicly traded companies Cowen deemed relevant;

•	certain financial terms of the Offer and the Merger as compared to the financial terms of certain selected business combinations Cowen deemed relevant; and

•	such other information, financial studies, analyses and investigations and such other factors that Cowen deemed relevant for the purposes of its opinion.

In conducting its review and arriving at its opinion, Cowen, with the consent of the Company Board, assumed and relied, without independent investigation, upon the accuracy and completeness of all financial and other information provided to it by the Company or which was publicly available or was otherwise reviewed by Cowen. Cowen did not undertake any responsibility for the accuracy, completeness or reasonableness of, or independent verification of, such information. Cowen relied upon, without independent verification, the assessment of the management of the Company as to the existing products and services of the Company and the viability of, and risks associated with, the future products and services of the Company. In addition, Cowen did not conduct, or assume any obligation to conduct, any physical inspection of the properties or facilities of the Company. Cowen further relied upon the Company’s representation that all information provided to it by the Company was accurate and complete in all material respects. Cowen, with the consent of the Company Board, assumed that the Company Forecasts were reasonably prepared by the management of the Company on bases reflecting the best currently available estimates and good faith judgments of such management as to the future performance of the Company, and that such forecasts provided a reasonable basis for its opinion. Cowen expressed no opinion as to the Company Forecasts or the assumptions on which they were made. Cowen expressly disclaimed any undertaking or obligation to advise any person of any change in any fact or matter affecting its opinion of which Cowen became aware after the date of its opinion.

Cowen assumed that there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of the Company since the date of the last financial statements made available to Cowen. Cowen did not make or obtain any independent evaluations, valuations or appraisals of the assets or liabilities of the Company, nor was Cowen furnished with such materials. In addition, Cowen did not evaluate the solvency or fair value of the Company, MaxLinear or Purchaser under any state or federal laws relating to bankruptcy, insolvency or similar matters. Cowen’s opinion does not address any legal, tax or accounting matters related to the Merger Agreement or the Offer and the Merger, as to which it assumed that the Company and the Company Board have received such advice from legal, tax and accounting advisors as each has determined appropriate. Cowen’s opinion addressed only the fairness of the consideration of $13.00 per Share, from a financial point of view, to the stockholders of the Company. Cowen expressed no view as to any other aspect or implication of the Offer and the Merger or any other agreement, arrangement or understanding entered into in connection with the Offer and the Merger or otherwise. Cowen’s opinion was necessarily based upon economic and market conditions and other circumstances as they existed and could be evaluated by Cowen on the date of its opinion. It should be understood that although subsequent developments may affect Cowen’s opinion, Cowen does not have any obligation to update, revise or reaffirm its opinion and expressly disclaims any responsibility to do so. Cowen did not consider any potential legislative or regulatory changes currently being considered or recently enacted by the United States or any foreign government, or any domestic or foreign regulatory body, or any changes in accounting methods or generally accepted accounting principles that may be adopted by the SEC, the Financial Accounting Standards Board, or any similar foreign regulatory body or board.

For purposes of rendering its opinion, Cowen assumed, in all respects material to its analysis, that the representations and warranties of each party contained in the Merger Agreement are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Merger Agreement and that all conditions to the consummation of the Offer and the Merger will be satisfied without waiver thereof. Cowen assumed that the final form of the Merger Agreement would be substantially similar to the last draft reviewed by Cowen. Cowen also assumed that all governmental, regulatory and other consents and approvals contemplated by the Merger Agreement would be obtained and that in the course of obtaining any of those consents no restrictions would be imposed or waivers made that would have an adverse effect on the contemplated benefits of the Offer and the Merger. Cowen assumed that the Offer and the Merger will be consummated in a manner that complies with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable state or federal statutes, rules and regulations.

Cowen’s opinion was intended for the benefit and use of the Company Board in its consideration of the financial terms of the Offer and the Merger and may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with Cowen’s prior written approval. However, Cowen’s opinion may be reproduced in full in disclosure documents relating to the Offer and the Merger which the Company is required to file under the Securities Exchange Act of 1934, as amended, including this Schedule 14D-9. Cowen’s opinion is not a recommendation to any stockholder of the Company or any other person as to whether such person should tender his or her Shares in the Offer or to take any other action in connection with the Offer and the Merger or otherwise. Cowen was not requested to opine as to, and its opinion does not in any manner address, the Company’s underlying business decision to effect the Offer and the Merger or the relative merits of the Offer and the Merger as compared to other business strategies or transactions that might be available to the Company. In addition, Cowen was not asked to opine as to, and its opinion does not in any manner address, the fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees, or class of such persons, relative to the compensation to the public stockholders of the Company or whether MaxLinear has sufficient cash, available lines of credit or other sources of funds to enable it to pay the consideration of $13.00 per Share.

Summary of Material Financial Analyses

The following is a summary of the material financial analyses performed by Cowen to arrive at its opinion. Some of the summaries of financial analyses include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data set forth in the tables without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses. Cowen performed certain procedures, including each of the financial analyses described below, and reviewed with the Company Board and the management of the Company the assumptions on which such analyses were based and other factors, including the historical and projected financial results of the Company. The Company’s historical financial results that were utilized in the financial analyses summarized below were prepared on a pro forma basis for the Company’s divestiture of its iML subsidiary in November 2016.

Transaction Overview. For informational purposes only, Cowen reviewed the closing prices of the Shares on various days and over various periods. The table below illustrates the stock prices for those days and periods and the premium implied by the consideration in the Offer and the Merger of $13.00 per Share to the historical stock prices.

	Historical Share Price	Premium Implied by Consideration
March 27, 2017	$10.46	24.3%
1 month prior to March 27, 2017 (Spot)	$10.83	20.0%
3 months prior to March 27, 2017 (Spot)	$10.52	23.6%
6 months prior to March 27, 2017 (Spot)	$9.25	40.5%
12 months prior to March 27, 2017 (Spot)	$5.24	148.1%
3 years prior to March 27, 2017 (Spot)	$11.82	10.0%
5 years prior to March 27, 2017 (Spot)	$8.33	56.1%
High during 12 months ending on March 27, 2017 (February 15, 2017) (Spot)	$11.26	15.5%
Low during 12 months ending on March 27, 2017 (April 11, 2016) (Spot)	$5.17	151.5%
High during 3 years ending on March 27, 2017 (April 1, 2014) (Spot)	$12.29	5.8%
Low during 3 years ending on March 27, 2017 (February 16, 2016) (Spot)	$4.99	160.5%
High during 5 years ending on March 27, 2017 (October 14, 2013) (Spot)	$13.65	(4.8%)
Low during 5 years ending on March 27, 2017 (February 16, 2016) (Spot)	$4.99	160.5%
1 month ending on March 27, 2017 (Average)	$10.55	23.2%
3 months ending on March 27, 2017 (Average)	$10.61	22.5%
6 months ending on March 27, 2017 (Average)	$10.11	28.6%
12 months ending on March 27, 2017 (Average)	$8.83	47.2%
3 years ending on March 27, 2017 (Average)	$8.75	48.6%
5 years ending on March 27, 2017 (Average)	$9.35	39.0%

Cowen also noted that the aggregate consideration to be received by the holders of the Shares in the Offer and the Merger based upon the Offer Price of $13.00 per Share implied a premium of 43.4% to the Company’s Implied Enterprise Value (as defined below) on March 27, 2017.

For informational purposes only, Cowen also reviewed four recently published, publicly available research analyst reports, including a report published by Cowen. These research analyst reports set a mean 12-month undiscounted price target for the Company of $13.00 per Share, with a high of $14.00 per Share and a low of $12.00 per Share.

Analysis of Selected Publicly Traded Companies. To provide contextual data and comparative market information, Cowen compared selected operating and financial data and multiples for the Company to the corresponding data and multiples of two sets of certain other companies in the semiconductor industry (referred to in this section as the “Selected Large Cap Semiconductor Companies” and the “Selected Small/Mid Cap Semiconductor Companies,” and collectively, the “Consolidated Selected Companies”) whose securities are publicly traded and that Cowen believes in the exercise of its professional judgment to have one or more business or operating characteristics, market valuations and trading valuations similar to what might be expected of the Company. The Selected Large Cap Semiconductor Companies had market capitalizations greater than $5 billion and the Selected Small/Mid Cap Semiconductor Companies had market capitalizations less than $5 billion. These companies were:

Selected Large Cap Semiconductor Companies

•	Analog Devices, Inc.

•	Infineon Technologies AG

•	Maxim Integrated Products, Inc.

•	Microchip Technology Incorporated

•	Microsemi Corporation

•	ON Semiconductor Corporation

•	Renesas Electronics Corporation

•	ROHM Co., Ltd.

•	STMicroelectronics N.V.

•	Texas Instruments Inc.

Selected Small/Mid Cap Semiconductor Companies

•	Cirrus Logic, Inc.

•	Dialog Semiconductor Plc

•	Diodes Incorporated

•	ELMOS Semiconductor AG

•	Global Mixed-Mode Technology Inc.

•	Integrated Device Technology, Inc.

•	Monolithic Power Systems, Inc.

•	Parade Technologies, Ltd.

•	Power Integrations, Inc.

•	Realtek Semiconductor Corp.

•	Semtech Corporation

•	Silicon Laboratories Inc.

The data and multiples reviewed by Cowen included:

•	the market capitalization of common stock plus debt and debt-like instruments less cash (“Implied Enterprise Value”) of each of the Consolidated Selected Companies, as a multiple of revenue and as a multiple of earnings before interest expense, income taxes, depreciation and amortization and excluding stock-based compensation and exceptional gains or charges from unusual, discontinued or non-recurring activities (referred to in this section as “Adjusted EBITDA”), and

•	the current price per share of each of the Consolidated Selected Companies as a multiple of earnings per share excluding stock-based compensation and exceptional gains or charges from unusual, discontinued or non-recurring activities (“Non-GAAP EPS”), in each case, calculated on a pro forma basis to exclude recent divestitures and/or acquisitions, on a historical basis where available, or otherwise estimated for the Consolidated Selected Companies for calendar year 2016 (“CY2016”) and calendar year 2017 (“CY2017”) from Capital IQ and Bloomberg where available, or otherwise from research analyst reports.

The following table presents the multiple of Implied Enterprise Value to revenue and Adjusted EBITDA and the multiple of current price per share to Non-GAAP EPS, in each case, for calendar years 2016 and 2017. The information in the table is based on the closing stock prices of the Consolidated Selected Companies per Capital IQ on March 27, 2017.

Selected Large Cap Semiconductor Companies
	Low	Mean	Median	High
Implied Enterprise Value as a multiple of:
CY2016 Revenue	1.7x	4.0x	3.8x	6.4x
CY2017 Revenue	1.6x	3.6x	3.6x	6.0x
CY2016 Adjusted EBITDA	8.3x	13.1x	13.2x	19.6x
CY2017 Adjusted EBITDA	6.8x	11.1x	11.2x	14.9x
Price per share as a multiple of:
CY2016 Non-GAAP EPS	13.9x	27.1x	23.9x	55.0x
CY2017 Non-GAAP EPS	12.2x	19.3x	20.2x	24.1x

Selected Small/Mid Cap Semiconductor Companies
	Low	Mean	Median	High
Implied Enterprise Value as a multiple of:
CY2016 Revenue	1.0x	3.4x	2.9x	10.0x
CY2017 Revenue	0.9x	3.1x	2.6x	8.6x
CY2016 Adjusted EBITDA(1)	7.8x	12.7x	13.2x	20.0x
CY2017 Adjusted EBITDA	7.1x	12.7x	11.7x	26.8x
Price per share as a multiple of:
CY2016 Non-GAAP EPS	15.0x	23.5x	24.7x	39.6x
CY2017 Non-GAAP EPS	13.4x	20.1x	19.1x	32.2x

Consolidated Selected Companies
	Low	Mean	Median	High
Implied Enterprise Value as a multiple of:
CY2016 Revenue	1.0x	3.7x	3.2x	10.0x
CY2017 Revenue	0.9x	3.3x	2.8x	8.6x
CY2016 Adjusted EBITDA(1)	7.8x	12.9x	13.2x	20.0x
CY2017 Adjusted EBITDA	6.8x	12.0x	11.3x	26.8x
Price per share as a multiple of:
CY2016 Non-GAAP EPS	13.9x	25.1x	24.4x	55.0x
CY2017 Non-GAAP EPS	12.2x	19.7x	19.7x	32.2x

(1)	The multiple for the following company was excluded because it was over 30.0x and was considered not meaningful: Monolithic Power Systems, Inc.

Based upon the information presented above, Cowen’s experience in the semiconductor industry and its professional judgment, Cowen selected implied reference multiple ranges. The following table presents the implied value per Share based on the selected multiple ranges and using the Company’s historical revenue, Adjusted EBITDA and Non-GAAP EPS for calendar year 2016 (“CY2016A”) and the Company’s forecasted revenue, Adjusted EBITDA and Non-GAAP EPS for calendar year 2017 (“CY2017E”), in each case, compared to the consideration in the Offer and the Merger of $13.00 per Share.

	Reference Multiple Range	Implied Value per Share ($)
Implied Enterprise Value as a multiple of:
CY2016A Revenue	3.0x - 4.0x	$10.23 - $12.11
CY2017E Revenue	2.5x - 3.5x	$10.04 - $12.22
CY2016A Adjusted EBITDA	12.0x - 14.0x	$8.05 - $8.64
CY2017E Adjusted EBITDA	10.5x - 12.5x	$8.55 - $9.33
Price per share as a multiple of:
CY2016A Non-GAAP EPS	22.5x - 27.5x	$5.59 - $6.83
CY2017E Non-GAAP EPS	17.5x - 22.5x	$6.62 - $8.51

Although the Consolidated Selected Companies were used for comparison purposes, none of those companies is directly comparable to the Company. Accordingly, an analysis of the results of such a comparison is not purely mathematical, but instead involves complex considerations and judgments concerning differences in historical and projected financial and operating characteristics of the Consolidated Selected Companies and other factors that could affect the public trading value of the Consolidated Selected Companies and the Company to which they are being compared.

Analysis of Selected Transactions. Cowen reviewed the financial terms, to the extent publicly available based on company filings, press releases and research analyst reports, of 25 transactions (referred to in this section as the “Selected Transactions”) involving the acquisition of companies in the semiconductor industry whose securities were publicly traded and that Cowen believes in the exercise of its professional judgment to have one or more business or operating characteristics, market valuations and trading valuations that Cowen deemed relevant, and that were announced since January 2012. These transactions and the dates announced were:

Month and Year Announced	Target	Buyer
July 2016	Linear Technology Corporation	Analog Devices, Inc.
September 2016	Intersil Corporation	Renesas Electronics Corporation
January 2016	Atmel Corporation	Microchip Technology Incorporated
November 2015	Fairchild Semiconductor International Inc.	ON Semiconductor Corporation
November 2015	PMC-Sierra, Inc	Microsemi Corporation
September 2015	Richtek Technology Corp.	MediaTek Inc.
September 2015	Pericom Semiconductor Corp.	Diodes Incorporated
May 2015	Micrel, Incorporated	Microchip Technology Incorporated
February 2015	Entropic Communications, Inc.	MaxLinear, Inc.
January 2015	Silicon Image, Inc.	Lattice Semiconductor Corporation
August 2014	International Rectifier Corporation	Infineon Technologies AG
June 2014	PLX Technology, Inc.	Broadcom Limited
June 2014	Hittite Microwave Corporation	Analog Devices, Inc.
May 2014	ISSC Technologies Corp.	Microchip Technology Incorporated
April 2014	Wolfson Microelectronics plc	Cirrus Logic, Inc.
April 2014	Integrated Memory Logic Limited	Exar Corporation
March 2014	Montage Technology Group Limited	Shanghai Pudong Science and Technology Investment Co., Ltd.
February 2014	Supertex Inc.	Microchip Technology Incorporated
December 2013	LSI Corporation	Avago Technologies Limited
November 2013	Mindspeed Technologies, Inc.	MACOM Technology Solutions Holdings, Inc.
October 2013	Symmetricom, Inc.	Microsemi Corporation
August 2013	Volterra Semiconductor Corporation	Maxim Integrated Products, Inc.
December 2012	BCD Semiconductor Manufacturing Limited	Diodes Incorporated
May 2012	Standard Microsystems Corporation	Microchip Technology Incorporated
January 2012	Gennum Corp.	Semtech Corporation

The data and multiples reviewed by Cowen included:

•	the Implied Enterprise Value paid in each of the Selected Transactions as a multiple of revenue and Adjusted EBITDA, and

•	the price per share paid in each of the Selected Transactions as a multiple of Non-GAAP EPS,

in each case, for the latest twelve months (referred to in this section as “LTM”) and the next twelve months (referred to in this section as “NTM”) immediately prior to and immediately following the announcement of the transaction, respectively.

The following table presents the multiple of Implied Enterprise Value to revenue and Adjusted EBITDA and the multiple of price per share to Non-GAAP EPS for the periods indicated.

Selected Transactions Multiples
	Low	Mean	Median	High
Implied Enterprise Value as a multiple of:
LTM Revenue	0.9x	3.1x	2.5x	7.0x
NTM Revenue	0.7x	2.9x	2.2x	6.7x
LTM Adjusted EBITDA(1)	6.4x	15.7x	15.2x	27.1x
NTM Adjusted EBITDA(2)	5.0x	12.8x	12.5x	21.5x
Price per share as a multiple of:
LTM Non-GAAP EPS(3)	9.8x	29.1x	27.4x	47.3x
NTM Non-GAAP EPS(4)	13.0x	23.5x	21.8x	35.8x

(1)	The multiples for the transactions involving the following target companies were excluded because they were either over 30.0x or were negative and were considered not meaningful: Entropic Communications, Inc. and Wolfson Microelectronics plc.
(2)	The multiple for the transaction involving Micrel, Incorporated as the target company was excluded because it was not available. The multiples for the transactions involving the following target companies were excluded because they were over 30.0x and were considered not meaningful: Wolfson Microelectronics plc and Mindspeed Technologies, Inc.
(3)	The multiples for the transactions involving the following target companies were excluded because they were negative and were considered not meaningful: Entropic Communications, Inc. and Wolfson Microelectronics plc.
(4)	The multiples for the transactions involving the following target companies were excluded because they were over 60.0x and were considered not meaningful: Entropic Communications, Inc., Wolfson Microelectronics plc and Mindspeed Technologies, Inc.

Based upon the information presented above, Cowen’s experience in the semiconductor industry and its professional judgment, Cowen selected implied reference multiple ranges. The following table presents the implied value per Share based on the selected multiple ranges using the Company’s historical LTM revenue, Adjusted EBITDA and Non-GAAP EPS (LTM period ending December 31, 2016) and the Company’s forecasted NTM revenue, Adjusted EBITDA and Non-GAAP EPS (NTM period ending December 31, 2017), in each case, compared to the consideration in the Offer and the Merger of $13.00 per Share.

	Reference Multiple Range	Implied Value per Share ($)
Implied Enterprise Value as a multiple of:
LTM Revenue	2.3x - 3.3x	$8.90 - $10.79
NTM Revenue	2.1x - 3.1x	$9.16 - $11.35
LTM Adjusted EBITDA	14.5x - 16.5x	$8.79 - $9.39
NTM Adjusted EBITDA	11.5x - 13.5x	$8.94 - $9.72
Price per share as a multiple of:
LTM Non-GAAP EPS	26.0x - 31.0x	$6.46 - $7.70
NTM Non-GAAP EPS	20.0x - 25.0x	$7.56 - $9.46

Although the Selected Transactions were used for comparison purposes, none of those transactions is directly comparable to the Offer and the Merger, and none of the target companies in those transactions is directly comparable to the Company. Accordingly, an analysis of the results of such a comparison is not purely mathematical, but instead involves complex considerations and judgments concerning differences in historical and projected financial and operating characteristics of the companies involved and other factors that could affect the acquisition value of such companies to which they are being compared.

Discounted Cash Flow Analysis. Cowen estimated a range of values for the Shares based upon the discounted present value of the Company’s projected unlevered free cash flow for the fiscal years ending in 2018 through 2021 and the terminal value of the Company based on multiples of the Company’s forecasted Adjusted EBITDA for the Company’s fiscal year ending in 2022, and assuming a transaction closing date of March 31, 2017. This analysis was based upon certain assumptions described by, projections supplied by and discussions held with the management of the Company. In performing this analysis, Cowen utilized discount rates ranging from 12.0% to 14.0%, which were selected based on the estimated weighted average cost of capital of the Company. Cowen utilized terminal multiples of Adjusted EBITDA ranging from 10.5x to 12.5x, which range was selected by Cowen in its professional judgment and based on the multiples for the Consolidated Selected Companies. In performing this analysis, Cowen also calculated the present value of the Company’s estimated United States federal and California state net operating loss carry forwards, as provided by Company management, discounted to present value at discount rates ranging from 12.0% to 14.0%, which were selected based on the Company’s estimated cost of equity.

Utilizing this methodology, the implied value per Share ranged from $10.87 to $12.17, compared to the consideration in the Offer and the Merger of $13.00 per Share.

The summary set forth above does not purport to be a complete description of all the analyses performed by Cowen. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to partial analysis or summary description. Cowen did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, notwithstanding the separate factors summarized above, Cowen believes, and has advised the Company Board, that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all analyses and factors, could create an incomplete view of the process underlying its opinion. In performing its analyses, Cowen made numerous assumptions with respect to industry performance, business and economic conditions and other matters, many of which are beyond the control of the Company. These analyses performed by Cowen are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. In addition, analyses relating to the value of businesses do not purport to be appraisals or to reflect the prices at which businesses or securities may actually be sold. Accordingly, such analyses and estimates are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors. None of the Company, Cowen or any other person assumes responsibility if future results are materially different from those projected. The analyses supplied by Cowen and its opinion were among several factors taken into consideration by the Company Board in making its decision to enter into the Merger Agreement and should not be considered as determinative of such decision.

Cowen was selected by the Company to render an opinion to the Company Board because Cowen is a nationally recognized investment banking firm and because, as part of its investment banking business, Cowen is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In addition, in the ordinary course of its business, Cowen and its affiliates may actively trade or hold the securities of the Company for their own account and for the accounts of their customers, and, accordingly, may at any time hold a long or short position in such securities. In the two years preceding the date of Cowen’s opinion, Cowen has served as a financial advisor to the Company and has received fees for the rendering of such services of $2.0 million, and has not had a material relationship with, or received any compensation from, MaxLinear or any other party to the Merger Agreement. Cowen and its affiliates may in the future provide commercial and investment banking services to the Company and MaxLinear and may receive fees for the rendering of such services. The issuance of Cowen’s opinion was approved by Cowen’s Fairness Opinion Review Committee.

Pursuant to the engagement letter between Cowen and the Company, Cowen will be entitled to receive a transaction fee in the gross amount of approximately $8.5 million and, after giving effect to certain amounts credited against such transaction fee, in the net amount of approximately $6.25 million, $650,000 of which became payable upon Cowen rendering its opinion and the balance of which is contingent upon the consummation of the Offer. Additionally, the Company has agreed to reimburse Cowen for certain of its out-of-pocket expenses, including attorneys’ fees, and has agreed to indemnify Cowen against certain liabilities, including liabilities under the federal securities laws. The terms of the fee arrangement with Cowen were negotiated at arm’s length between the Company and Cowen, and the Company Board was aware of the arrangement, including the fact that a significant portion of the fee payable to Cowen is contingent upon the consummation of the Offer.

Item 5. Persons/Assets Retained, Employed, Compensated or Used

Exar has retained Cowen as its financial advisor in connection with the Offer and the Merger. Information pertaining to the retention of Cowen by Exar is set forth in “Item 4. The Solicitation or Recommendation —Opinion of Cowen and Company, LLC” and is hereby incorporated by reference in this Item 5.

Neither Exar nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to Exar’s stockholders on its behalf concerning the Offer or the Merger, except that such solicitations or recommendations may be made by directors, officers or employees of Exar, for which services no additional compensation will be paid.

Item 6. Interest In Securities of the Subject Company

Other than as set forth below and other than the vesting of stock units in accordance with their terms, no transactions with respect to Shares have been effected by Exar or, to the knowledge of Exar after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the 60 days prior to the date of this Schedule 14D-9.

Name	Date of Transaction	Number of Shares	Price Per Share ($)	Nature of Transaction
Jeffrey Jacobowitz	03/01/2017	25,667	n/a	Award of restricted stock units under the 2014 Stock Plan pursuant to the non-employee director compensation program
Jeffrey Jacobowitz	03/01/2017	40,000	$10.79	Award of stock options under the 2014 Stock Plan pursuant to the non-employee director compensation program
Hung Le	03/01/2017	2,182	$10.79	Securities deemed disposed of pursuant to tax withholding obligations due on the settlement of restricted stock units
Jing Lin	03/03/2017	873	$10.54	Securities deemed disposed of pursuant to tax withholding obligations due on the settlement of restricted stock units
Ryan Benton	03/31/17	4,297	$13.01	Securities deemed disposed of pursuant to tax withholding obligations due on the settlement of restricted stock units
Jing Lin	04/03/2017	1,455	$13.00	Securities deemed disposed of pursuant to tax withholding obligations due on the settlement of restricted stock units
Ryan Benton	04/03/2017	4,892	$13.00	Securities deemed disposed of pursuant to tax withholding obligations due on the settlement of restricted stock units
Dan Wark	04/03/2017	1,455	$13.00	Securities deemed disposed of pursuant to tax withholding obligations due on the settlement of restricted stock units
James Lougheed	04/03/2017	1,455	$13.00	Securities deemed disposed of pursuant to tax withholding obligations due on the settlement of restricted stock units

Item 7. Purposes of the Transaction and Plans or Proposals

Except as set forth in this Schedule 14D-9 (including in the exhibits and annexes hereto) or as incorporated in this Schedule 14D-9 by reference, no negotiations are being undertaken or are underway by Exar in response to the Offer which relate to a tender offer or other acquisition of Company securities by Exar, any subsidiary of Exar or any other person.

Except as set forth in this Schedule 14D-9 (including in the exhibits and annexes hereto) or as incorporated in this Schedule 14D-9 by reference, no negotiations are being undertaken or are underway by Exar in response to the Offer which relate to, or would result in (i) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Exar or any subsidiary of Exar, (ii) any purchase, sale or transfer of a material amount of assets of Exar or any subsidiary of Exar, or (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of Exar.

Exar has agreed that from the date of the Merger Agreement to the Effective Time or the date, if any, on which the Merger Agreement is terminated, Exar will not, among other matters, solicit alternative acquisition offers. In addition, Exar has agreed to certain procedures that it must follow in the event Exar receives an unsolicited acquisition proposal. The information set forth in Section 11 of the Offer to Purchase, entitled The Merger Agreement; Other Agreements is incorporated herein by reference.

Except as set forth in this Schedule 14D-9 (including in the exhibits and annexes hereto) or as incorporated in this Schedule 14D-9 by reference, there are no transactions, resolutions of the Company Board, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in this Item 7.

Item 8. Additional Information

Vote Required to Approve the Merger

The Board has in accordance with the DGCL unanimously (i) determined that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, and the other transactions contemplated by the Merger Agreement, are at a price and on terms that are fair to, and in the best interests of Exar and its stockholders (including the unaffiliated stockholders), (ii) approved and declared advisable the Support Agreements, the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger and (iii) recommended that the Company’s stockholders accept the Offer and tender their Shares to the Purchaser in the Offer and, to the extent applicable, approve and adopt the Merger Agreement and the Merger.

If the Offer is consummated, Exar does not anticipate seeking the approval of its remaining public stockholders before effecting the Merger. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquirer holds at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without the action of the other stockholders of the target corporation. Accordingly, if the Offer is consummated, Exar, Parent and Purchaser intend to effect the Merger Closing without a vote of the stockholders of Exar in accordance with Section 251(h) of the DGCL.

Anti-Takeover Statutes

Section 203 of the Delaware General Corporation Law

Exar is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation whose stock is publicly traded or held of record by more than 2,000 stockholders for a period of three years following the date such person became an interested stockholder unless:

•	the transaction in which the stockholder became an interested stockholder or the business combination was approved by board of directors of the corporation before the other party to the business combination became an interested stockholder;

•	upon completion of the transaction that made it an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) the voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan); or

•	the business combination was approved by the board of directors of the corporation and ratified by 66 2/3% of the outstanding voting stock which the interested stockholder did not own.

Neither Parent nor Purchaser is, nor at any time for the past three years has been, an “interested stockholder” of Exar as defined in Section 203 of the DGCL. In addition, in accordance with the provisions of Section 203, the Company Board has approved the Merger Agreement and the Transactions contemplated thereby, including the Offer and the Merger, as described in “Item 4. The Solicitation or Recommendation” above and, therefore, the restrictions of Section 203 are inapplicable to the Offer and the Merger and the Transactions.

Appraisal Rights

No appraisal rights are available in connection with the Offer and stockholders who tender their Shares in the Offer will not have appraisal rights in connection with the Merger. However, if Purchaser purchases Shares in the Offer and the Merger is consummated, holders of Shares immediately prior to the Effective Time who have not validly tendered such Shares in the Offer and who otherwise comply with the applicable requirements and procedures of Section 262 of the DGCL (including with respect to certain aggregate ownership requirements) will, subject to the conditions thereof, be entitled to appraisal of their Shares and the right to receive in cash the “fair value” of their Shares, as determined by the Delaware Court of Chancery, in accordance with Section 262 of the DGCL. Such appraised value may be greater than, the same as, or less than the Offer Price or the consideration payable in the merger (which is equivalent to the Offer Price). Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, particularly the procedural steps required to properly demand and perfect such rights. Stockholders should note that opinions of investment banking firms as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, are not opinions as to, and may not otherwise address, fair value under Section 262 of the DGCL.

THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE FULL TEXT OF SECTION 262 OF THE DGCL, WHICH IS ATTACHED TO THIS SOLICITATION AND RECOMMENDATION STATEMENT AS ANNEX II. ALL REFERENCES IN SECTION 262 OF THE DGCL AND IN THIS SUMMARY TO A “STOCKHOLDER” OR A “HOLDER OF SHARES” ARE TO THE RECORD HOLDER OF SHARES IMMEDIATELY PRIOR TO THE EFFECTIVE TIME AS TO WHICH APPRAISAL RIGHTS ARE ASSERTED.

Under the DGCL, if the Merger is completed, holders of Shares immediately prior to the Effective Time who (i) did not tender their Shares in the Offer; (ii) follow the procedures set forth in Section 262 of the DGCL and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, may be entitled to have their Shares appraised by the Delaware Court of Chancery and to receive payment of the “fair value” of such shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, if any, as determined by such court. However, after an appraisal petition has been filed, the Delaware Court of Chancery will dismiss appraisal proceedings as to all holders of Shares who asserted appraisal rights unless (a) the total number of shares for which appraisal rights have been pursued and perfected exceeds 1% of the outstanding shares of the Company’s common stock as measured in accordance with subsection (g) of Section 262 or (b) the value of the merger consideration in respect of such shares exceeds $1 million. We refer to these conditions as the “ownership thresholds.” Unless the Delaware Court of Chancery, in its discretion, determines otherwise for good cause shown, interest on an appraisal award will accrue and compound quarterly from the effective time of the merger through the date the judgment is paid at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during such period; provided, however, that if at any time before the Delaware Court of Chancery enters judgment in the appraisal proceeding, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case any such interest will accrue after the time of such payment only on the amount that equals the sum of (1) the difference, if any, between the amount so paid and the “fair value” of the shares as determined by the Delaware Court of Chancery and (2) any interest accrued prior to the time of such voluntary payment, unless paid at such time. The surviving corporation is under no obligation to make such voluntary cash payment prior to such entry of judgment.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the Merger and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262 of the DGCL. THIS SCHEDULE 14D-9 CONSTITUTES THE FORMAL NOTICE OF APPRAISAL RIGHTS UNDER SECTION 262 OF THE DGCL.

Under Delaware law, the procedures to properly demand and perfect appraisal rights must be carried out by and in the name of those registered as the holders of record of Shares. Stockholders who are the beneficial owners but not the holders of record of Shares, and who wish to demand such appraisal rights, are advised to consult promptly with the holders of record as to the timely exercise of such rights and to cause such holders of record to make the appropriate demand and to otherwise comply with the requirements of Section 262 of the DGCL.

FAILURE TO FOLLOW THE PROCEDURES SET FORTH IN SECTION 262 OF THE DGCL MAY RESULT IN A TERMINATION OR LOSS OF APPRAISAL RIGHTS.

Any Exar stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

If an Exar stockholder elects to exercise appraisal rights under Section 262 of the DGCL, such stockholder must do all of the following:

(i)	within the later of the consummation of the Offer (which will occur at the date and time of the acceptance for payment of Shares pursuant to and subject to the conditions of the Offer) and 20 days after the date of this Schedule 14D-9, deliver to Exar at Exar Corporation, 48720 Kato Road, Fremont, CA 94538, Attention: Chief Executive Officer, a written demand for appraisal of the Shares held, which demand must reasonably inform Exar of the identity of the stockholder and that the stockholder is demanding appraisal;

(ii)	not tender his, her or its Shares in the Offer;

(iii)	continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time; and

(iv)	comply with the procedures of Section 262 of the DGCL for perfecting appraisal rights thereafter.

In addition, one of the ownership thresholds must be met and a stockholder (or any person who is the beneficial owner of shares of common stock held either in a voting trust or by a nominee on behalf of such person) or the Surviving Corporation must file a petition in the Delaware Court of Chancery demanding a determination of the value of the stock of all such stockholders within 120 days after the Effective Time.

If the Merger is consummated pursuant to Section 251(h) of the DGCL, the Surviving Corporation will deliver an additional notice of the effective date of the Merger on or within 10 days after the Effective Time to those holders of Shares who made a written demand for appraisal in accordance with Section 262 of the DGCL, as required by Section 262(d)(2) of the DGCL. Only stockholders who have submitted a written demand for appraisal in accordance with Section 262 of the DGCL and are entitled to appraisal rights will be entitled to receive such notice of the effective date of the Merger.

Appraisal Procedures

The right to appraisal will be lost unless it is perfected by satisfaction of the requirements of Section 262 of the DGCL, the text of which is set forth in full in Annex II hereto. Mere failure to execute and return a Letter of Transmittal to the Paying Agent, or failure to deliver share certificates to the Paying Agent, as the case may be, does NOT satisfy the requirements of Section 262. Rather, a separate written demand for appraisal must be properly executed and timely delivered to Exar as described herein.

As provided under Section 262 of the DGCL, failure of a stockholder to make a written demand for appraisal (or failure of a beneficial owner of Shares to cause the record holder of such Shares to demand an appraisal of such Shares) within the time limits provided in Section 262 will result in the loss of such stockholder’s appraisal rights. The written demand for appraisal must be executed by or for the stockholder of record. The demand should set forth, fully and correctly, the stockholder’s name as it appears on the share certificate or certificates that represent such stockholder’s Shares or in the book entry that represents such stockholder’s Shares, as the case may be. If the Shares are owned of record in a fiduciary or representative capacity, such as by a trustee, executor, administrator, guardian, or attorney-in-fact, execution of the demand must be made in such capacity, and if the Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a stockholder of record; provided, however, that the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).

A record holder, such as a broker, fiduciary, depositary or other nominee, who holds Shares as a nominee for others, may exercise appraisal rights with respect to the Shares held for all or less than all beneficial owners of Shares as to which such person is the record owner. In such case, the written demand must set forth the number of Shares covered by such demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares held in the name of such record owner.

A beneficial owner of Shares held in “street name” who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of such Shares. Securities held through brokerage firms, banks and other financial institutions are frequently deposited with and held of record in the name of a nominee of a central security deposit, such as The Depository Trust Company. In the case of Shares held through such a central securities depository nominee, a demand for appraisal of such Shares must be made by or on behalf of the depository nominee and must identify the depository nominee as the record holder. Any beneficial holder desiring appraisal who holds Shares through a nominee holder such as a brokerage firm, bank or other financial institution is responsible for ensuring that the demand for appraisal is made by the record holder of such Shares. The beneficial holder of such Shares who desires appraisal should instruct the nominee holder that the demand for appraisal must be made by the record holder of such Shares, which may be the nominee of a central security depository if the Shares have been so deposited. As required by Section 262, a demand for appraisal must reasonably inform Exar of the identity of the holder(s) of record (which may be a nominee as described above) and that such stockholder intends thereby to demand appraisal of such Shares.

Within 120 days after the Effective Time, but not thereafter, the surviving corporation or any holder of Shares who has complied with the provisions of Section 262 of the DGCL and is entitled to appraisal rights thereunder may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Shares held by all such holders who did not tender in the Offer and demand appraisal. If no such petition is filed within the 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. Exar as the surviving corporation is under no obligation, and has no present intention, to file such a petition and holders should not assume that Exar will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, any stockholder who wishes to perfect such stockholder’s appraisal rights will be required to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the time prescribed in Section 262. Notwithstanding the foregoing, at any time within 60 days after the Effective Time, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the Merger. Notwithstanding that a demand for appraisal must be executed by or for a stockholder of record, a beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such beneficial owner may, in such beneficial owner’s own name, file a petition for appraisal with respect to Shares beneficially owned by such person and as to which appraisal rights have properly been perfected.

Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements for demanding appraisal rights will be entitled, upon written request, to receive from the surviving corporation a statement setting forth the aggregate number of Shares not tendered into the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed (i) within ten days after a written request therefor has been received by the surviving corporation or (ii) within ten days after the expiration of the period for delivery of demands for appraisal, whichever is later. A beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such beneficial owner may, in such beneficial owner’s own name, make such a request.

If a petition for an appraisal is timely filed with the Delaware Court of Chancery by a stockholder, service of a copy thereof must be made upon the surviving corporation, which will then be obligated within 20 days after such service to provide the Delaware Register in Chancery a duly verified list (the “Verified List”) containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares has not been reached. The Delaware Register in Chancery, if so ordered by the Delaware Court of Chancery, shall give notice of the time and place fixed for the hearing of such petition by mail to the surviving corporation and the Exar stockholders shown on the Verified List at the address stated therein in accordance with Section 262. Such notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication determined by the Delaware Court of Chancery. The costs of these notices are borne by the surviving corporation.

After notice to the stockholders as required by the Delaware Court of Chancery, the Delaware Court of Chancery is empowered to conduct a hearing on such petition to determine those stockholders who have complied with Section 262 and who have become entitled to appraisal rights. The Delaware Court of Chancery may require the stockholders who have demanded an appraisal for their Shares and who hold stock represented by certificates to submit their Share certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any such stockholder fails to comply with such direction, the Delaware Court of Chancery may dismiss the proceedings as to such stockholder. The Delaware Court of Chancery will dismiss appraisal proceedings as to all Exar stockholders who assert appraisal rights unless (a) the total number of shares for which appraisal rights have been pursued and perfected exceeds 1% of the outstanding shares of Exar’s common stock as measured in accordance with subsection (g) of Section 262 or (b) the value of the merger consideration in respect of the shares for which appraisal rights have been pursued and perfected exceeds $1 million.

After the Delaware Court of Chancery determines which stockholders are entitled to appraisal, and that at least one of the ownership thresholds above has been satisfied in respect of the Exar stockholders seeking appraisal rights, the appraisal proceeding will be conducted in accordance with the rules of the Delaware Court of Chancery, including any rules specifically governing appraisal proceedings. Through the appraisal proceeding, the Delaware Court of Chancery will determine the “fair value” of the Shares subject to appraisal, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value.

Unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown, interest on the amount determined to be the fair value shall accrue from the Effective Time through the date of the payment of the judgment, will be compounded quarterly, and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. However, the surviving corporation has the right, at any point prior to the Delaware Court of Chancery’s entry of judgment in the proceedings, to make a voluntary cash payment to each stockholder seeking appraisal. If the surviving corporation makes a voluntary cash payment pursuant to subsection (h) of Section 262, interest will accrue thereafter only on the sum of (i) the difference, if any, between the amount paid by the surviving corporation in such voluntary cash payment and the fair value of the shares as determined by the Delaware Court of Chancery and (ii) interest accrued before such voluntary cash payment, unless paid at that time.

Stockholders considering the exercise of appraisal rights should be aware that the fair value of their Shares as determined under Section 262 of the DGCL could be greater than, the same as, or less than the value of the Offer Price or the consideration payable in the Merger (which is equivalent to the Offer Price). Although Exar believes that the Offer Price or the consideration payable in the Merger (which is equivalent to the Offer Price) is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery. Neither Exar nor Parent anticipates offering more than the Merger Consideration to any stockholder exercising appraisal rights, and each of Exar and Parent reserves the right to make a voluntary cash payment pursuant to subsection (h) of Section 262 and to assert, in any appraisal proceeding, that for purposes of Section 262, the “fair value” of a share of common stock is less than the Offer Price or the consideration payable in the Merger (which is equivalent to the Offer Price). In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court has stated that in making this determination of fair value the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which could be ascertained as of the date of the merger which throw any light on future prospects of the merged corporation. Section 262 provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger[.]” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Upon application by the surviving corporation or by any holder of Shares entitled to participate in the appraisal proceeding, so long as one of the ownership thresholds are met, the Delaware Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any holder of Shares whose name appears on the Verified List and, if such Shares are represented by certificates and if so required, who has submitted such stockholder’s certificates of stock to the Delaware Register in Chancery, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights or that neither of the ownership thresholds is met. The Delaware Court of Chancery will direct the payment of the fair value of the Shares, together with interest, if any, by the surviving corporation to the stockholders entitled thereto. Payment will be so made to each such stockholder, in the case of holders of uncertificated stock, forthwith, and in the case of holders of Shares represented by certificates, upon the surrender to the surviving corporation of the certificate(s) representing such stock. The Delaware Court of Chancery’s decree may be enforced as other decrees in such court may be enforced.

The costs of the appraisal proceeding (which do not include attorneys’ fees or the fees and expenses of expert witnesses) may be determined by the Delaware Court of Chancery and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may also order that all or a portion of the expenses incurred by any stockholder in connection with an appraisal, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, be charged pro rata against the value of all the Shares entitled to be appraised. Absent such an order, each party is responsible for his, her or its own expenses.

From and after the Effective Time, no stockholder who has demanded an appraisal in compliance with Section 262 of the DGCL is entitled to vote any Shares for any purpose or is entitled to the payment of dividends or other distributions on any Shares (except dividends or other distributions, if any, payable to stockholders of record as of a record date prior to the Effective Time).

If any stockholder who demands appraisal of such stockholder’s Shares under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses, such stockholder’s right to appraisal, as provided in the DGCL, the Shares of such stockholder will be deemed to have been converted at the Effective Time into the right to receive the consideration payable in connection with the Merger, which is equal to the Offer Price, without interest.

At any time within 60 days after the Effective Time, any stockholder who has demanded appraisal and who has not commenced an appraisal proceeding or joined that proceeding as a named party has the right to withdraw the demand and accept the consideration offered in the Merger. After that period, a stockholder may withdraw a demand for appraisal only with the written consent of the surviving corporation. No appraisal proceeding in the Delaware Court of Chancery will be dismissed as to any stockholder, however, without the approval of the Delaware Court of Chancery, which may be conditioned on such terms as the Delaware Court of Chancery deems just; provided, however, that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the Merger within 60 days of the Effective Time.

FAILURE TO FOLLOW THE PROCEDURES SET FORTH IN SECTION 262 OF THE DGCL MAY RESULT IN A TERMINATION OR LOSS OF APPRAISAL RIGHTS UNDER SECTION 262 OF THE DGCL.

U.S. Antitrust Compliance

Under the HSR Act, and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), certain proposed acquisitions may not be consummated until required information and documentary material has been furnished for review by the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the applicable waiting period requirements have been satisfied. These requirements apply to Purchaser’s proposed acquisition of the Shares in the Offer and the Merger.

Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15 calendar day waiting period following the filing by Parent of a Premerger Notification and Report Form concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. If the end of the 15 calendar day waiting period is set to fall on a federal holiday or weekend day, the waiting period is automatically extended until 11:59 p.m., New York City time, the next business day. Each of Parent and Exar filed on April 10, 2017 a Premerger Notification and Report Form with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer.

The Company is not aware of any other filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency other than the forgoing filings under the HSR Act that would be required for Parent’s or Purchaser’s acquisition or ownership of the Shares.

Annual and Quarterly Reports

For additional information regarding the business and the financial results of Exar, please see Exar’s Annual Report on Form 10-K for the year ended March 27, 2016 and Quarterly Reports on Form 10-Q for the quarters ended July 3, 2016, October 2, 2016 and January 1, 2017, which have been filed with the SEC.

Golden Parachute Compensation

Pursuant to Item 402(t) of Regulation S-K, Exar is required to provide information about compensation for each of its named executive officers that is based on or otherwise relates to the Transactions. Such compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules. The named executive officers for purposes of this disclosure obligation include Richard Leza, Exar’s former interim Chief Executive Officer, Louis DiNardo, Exar’s former Chief Executive Officer, and Dimitry Goder, Exar’s former Senior Vice President of Research and Development. However, since neither the Offer nor the Merger will result in any compensatory income becoming payable to Messrs. Leza, DiNardo or Goder, they are excluded from the following table.

The terms and conditions related to all compensation that is based on or otherwise related to the Transactions are described in “Item 3. Past Contracts, Transactions, Negotiations and Agreements — Arrangements between Exar and its Executive Officers, Directors and Affiliates” and is incorporated herein by reference.

The amounts reported below are estimates based on multiple assumptions that may or may not actually occur. As a result, the golden parachute compensation, if any, to be received by Exar’s named executive officers may materially differ from the amounts set forth below. Notably, pursuant to SEC disclosure rules, the table below assumes that the closing of the Offer and the Merger both occur on April 7, 2017, which is the last practicable date prior to the filing of this Solicitation/Recommendation Statement. In addition, the table reflects the assumption that each named executive officer experiences a termination without “cause” or resignation for “good reason” immediately after consummation of the Transactions and receives all corresponding benefits under the officer’s agreement described above in Item 3 under the heading “— Change of Control Arrangements”.

Name	Cash ($)(1)	Equity ($)(2)	Pension/ NQDC ($)	Perquisites/ Benefits ($)(3)	Tax Reimbursement ($)	Other ($)	Total ($)
Ryan Benton	$378,596	$4,315,264	—	$31,659	—	—	$4,725,519
James Lougheed	$137,500	$1,816,057	—	$8,284	—	—	$1,961,841
Daniel Wark	$133,900	$875,686	—	$8,284	—	—	$1,017,870

(1)

For Messrs. Lougheed and Wark represents the “double-trigger” cash severance equal to six months’ salary that is payable in a lump sum pursuant to each such officer’s Change of Control Severance Letter Agreement in the event of a termination without “cause” or resignation for “good reason” within twelve months after the Transactions (within twenty-four months after the Transactions for Mr. Wark). For Mr. Benton, represents the aggregate of the (a) cash severance equal to one year’s salary that is payable in installments by salary continuation in the event of a termination without “cause” or resignation for “good reason” prior to the expiration of his term of employment in September, 2017 and (b) the target 2018

Management Incentive Program bonus of $187,500, prorated for a partial fiscal year of service from April 1, 2017 through April 7, 2017 and payable in a lump sum in the event of a termination without “cause” or resignation for “good reason” prior to the expiration of his term of employment in September, 2017 and within twelve months after the Transactions, in each case pursuant to Mr. Benton’s Employment Agreement. All amounts are subject to the individual executing a release of claims in favor of Exar.
(2)	For Messrs. Benton, Lougheed and Wark represents the estimated value of the “double trigger” right to 100% accelerated vesting in their Unvested Company Options, Unvested Company Performance Options, Unvested Company RSUs and Unvested Company Performance Units in the event of a termination without “cause” or resignation for “good reason” within twelve months after the Transactions (within twenty-four months after the Transactions for Mr. Wark). No amounts have been included with respect to Out-of-the-Money Company Options. No amounts have been included with respect to any Vested Company Options or any Vested Company Units as of April 7, 2017 because these awards vested prior to, and not in connection with, the Offer or Merger. For these calculations, the value per Share is assumed to be the Offer Price. Any acceleration is contingent on the individual executing a release of claims in favor of Exar.
(3)	For Messrs. Lougheed and Wark represents the “double-trigger” right to Exar-paid COBRA continuation coverage for six months pursuant to each such officer’s Change of Control Severance Letter Agreement in the event of a termination without “cause” or resignation for “good reason” within twelve months after the Transactions (within twenty-four months after the Transactions for Mr. Wark). For Mr. Benton, represents the right to Exar-paid COBRA continuation coverage for twelve months in the event of a termination without “cause” or resignation for “good reason” prior to the expiration of his term of employment in September, 2017 pursuant to Mr. Benton’s Employment Agreement. All amounts are subject to the individual executing a release of claims in favor of Exar.

Forward-Looking Statements

This Schedule 14D-9 may contain forward-looking statements. Forward-looking statements in this communication include, without limitation, statements regarding prospective performance and opportunities and the outlook of our business, performance and opportunities, the anticipated timing of filings and approvals relating to the Transactions; the expected timing of the completion of the Transactions; the ability to complete the Transactions considering the various closing conditions; and any assumptions underlying any of the foregoing. These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “will,” “would,” “should,” “plan,” “expect,” “predict,” “potential,” “possible,” “likelihood,” “future,” “target,” “project,” or the negative of these terms or similar expressions. The forward-looking statements contained herein are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially from the forward-looking statements. The actual results of the Transactions could vary materially as a result of a number of factors, including: uncertainties as to the timing of the Offer and the Merger; uncertainties as to how many of our stockholders will tender their Shares in the Offer; the failure of the Parent to obtain the necessary financing pursuant to the arrangements set forth in the Debt Commitment Letter or otherwise; the possibility that competing offers will be made; the possibility that various closing conditions for the Transactions may not be satisfied or waived; the possibility that the Transactions may not be timely completed, if at all; and that, prior to the completion of the Transactions, if at all, our business may experience significant disruptions due to Transactions-related uncertainty. Other factors that may cause actual results to differ materially include those set forth in the reports that we file from time to time with the SEC, including those set forth in “Item 1A. Risk Factors” of Exar’s Annual Report on Form 10-K for the year ended March 27, 2016 and Quarterly Reports on Form 10-Q for the quarters ended July 3, 2016 and January 1, 2017 and in other periodic reports and filings with the SEC from time to time, as well as the Tender Offer Statement on Schedule TO and other tender offer documents filed by Purchaser and Parent. All of these materials related to the Transactions (and all other transaction documents filed with the SEC) will be available at no charge from the SEC through its website at www.sec.gov. Investors may also obtain free copies of the documents filed by Exar with the SEC by contacting Exar investor relations at 48720 Kato Road, Fremont, CA 94538, Phone (510) 668-7201 or by email at

investorrelations@exar.com. Also, Exar’s investor relations page can be found at http://ir.exar.com. The contents of the website referenced above are not deemed to be incorporated by reference into the Offer documents. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. We do not undertake any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law.

ITEM 9. EXHIBITS

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated April 13, 2017 (incorporated by reference to Exhibit (a)(1)(A) of the Schedule TO filed with the SEC by MaxLinear, Inc. on April 13, 2017).

(a)(1)(B)	Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) of the Schedule TO filed with the SEC by MaxLinear, Inc. on April 13, 2017).

(a)(1)(C)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(E) of the Schedule TO filed with the SEC by MaxLinear, Inc. on April 13, 2017).

(a)(1)(D)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(C) of the Schedule TO filed with the SEC by MaxLinear, Inc. on April 13, 2017).

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) of the Schedule TO filed with the SEC by MaxLinear, Inc. on April 13, 2017).

(a)(1)(F)	Summary Advertisement as published in the New York Times on April 13, 2017 (incorporated by reference to Exhibit (a)(1)(F) of the Schedule TO filed with the SEC by MaxLinear, Inc. on April 13, 2017).

(a)(1)(G)*	Letter to Exar Corporation Stockholders from the Chief Executive Officer of Exar Corporation, dated April 13, 2017.

(a)(5)(A)	Joint Press Release issued by MaxLinear, Inc. and Exar Corporation dated March 29, 2017 (incorporated by reference to Exhibit 99.3 of the Current Report on Form 8-K filed by Exar Corporation on March 29, 2017).

(a)(5)(B)	Form of letter to Exar Corporation’s customers from its Senior Vice President, Worldwide Sales and Marketing (incorporated by reference to Exhibit 99.1 to the Schedule 14D-9C filed with the SEC by Exar Corporation on March 29, 2017).

(a)(5)(C)	Form of letter to Exar Corporation’s suppliers from its Vice President, Worldwide Operations (incorporated by reference to Exhibit 99.2 to the Schedule 14D-9C filed with the SEC by Exar Corporation on March 29, 2017).

(a)(5)(D)	Form letter to Exar Corporation’s employees from its Chief Executive Officer (incorporated by reference to Exhibit 99.3 to the Schedule 14D-9C filed with the SEC by Exar Corporation on March 29, 2017).

(a)(5)(E)	Frequently asked questions for Exar Corporation’s employees (incorporated by reference to Exhibit 99.4 to the Schedule 14D-9C filed with the SEC by Exar Corporation on March 29, 2017).

(a)(5)(F)	Opinion of Cowen and Company, LLC dated March 28, 2017 (incorporated by reference to Annex I to this Schedule 14D-9).

(e)(1)	Agreement and Plan of Merger by and among MaxLinear, Inc., a Delaware corporation, Eagle Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Parent, and Exar Corporation, a Delaware corporation, dated as of March 28, 2017 (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by Exar Corporation on March 29, 2017).

(e)(2)	Confidentiality Agreement by and between MaxLinear, Inc. and Exar Corporation, dated November 21, 2016 (incorporated by reference to Exhibit (d)(2) of the Schedule TO filed with the SEC by MaxLinear, Inc. on April 13, 2017).

Exhibit No.	Description

(e)(3)	Exclusivity Agreement by and between MaxLinear, Inc. and Exar Corporation dated February 19, 2017 (incorporated by reference to Exhibit (d)(3) of the Schedule TO filed with the SEC by MaxLinear, Inc. on April 13, 2017).
(e)(4)	Form of Support Agreement by and between MaxLinear, Inc. and certain stockholders of Exar Corporation dated March 28, 2017 (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by MaxLinear, Inc. on March 29, 2017).

(e)(5)	Form of Support Agreement by and between MaxLinear, Inc. and Simcoe Capital Management, LLC and the other signatories thereto dated March 28, 2017 (incorporated by reference to Exhibit 99.2 of the Current Report on Form 8-K filed by MaxLinear, Inc. on March 29, 2017).

(e)(6)	Debt Commitment Letter, dated March 28, 2017, between MaxLinear, Inc. and JPMorgan Chase Bank, N.A., Deutsche Bank AG New York Branch and Deutsche Bank Securities Inc. (incorporated by referenced to Exhibit 10.1 of the amended Current Report on Form 8-K/A filed by MaxLinear, Inc. on March 31, 2017).

(e)(7)	Restated Certificate of Incorporation of Exar Corporation (incorporated by reference to Exhibit 3.3 of the Current Report on Form 8-K filed by Exar Corporation on September 17, 2010).

(e)(8)	Amended and Restated Bylaws of Exar Corporation (incorporated by reference to Exhibit 3.1 of the Current Report on Form 8-K filed by Exar Corporation on March 16, 2012).

(e)(9)	Employee Stock Participation Plan, as amended, and related Offering documents (incorporated by reference to Exhibit 10.1 to Exar Corporation’s Quarterly Report on Form 10-Q for the quarterly period ended September 28, 2014).

(e)(10)	2014 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by Exar Corporation on September 22, 2014).

(e)(11)	Form of Restricted Stock Unit Agreement under the 2014 Equity Incentive Plan (incorporated by reference to Exhibit 10.5 to Exar Corporation’s Quarterly Report on Form 10-Q for the quarterly period ended September 28, 2014).

(e)(12)	Form of Performance Stock Unit Agreement under the 2014 Equity Incentive Plan (incorporated by reference to Exhibit 10.6 to Exar Corporation’s Quarterly Report on Form 10-Q for the quarterly period ended September 28, 2014).

(e)(13)	Form of NQSO Agreement under the 2014 Equity Incentive Plan (incorporated by reference to Exhibit 10.7 to Exar Corporation’s Quarterly Report on Form 10-Q for the quarterly period ended September 28, 2014).

(e)(14)	Form of ISO Agreement under the 2014 Equity Incentive Plan (incorporated by reference to Exhibit 10.8 to Exar Corporation’s Quarterly Report on Form 10-Q for the quarterly period ended September 28, 2014).

(e)(15)	Form of Director Option Agreement under the 2014 Equity Incentive Plan (incorporated by reference to Exhibit 10.7 to Exar Corporation’s Annual Report on Form 10-K for the fiscal year ended March 29, 2015).

(e)(16)	Form of Director RSU Agreement under the 2014 Equity Incentive Plan (incorporated by reference to Exhibit 10.8 to Exar Corporation’s Annual Report on Form 10-K for the fiscal year ended March 29, 2015).

(e)(17)	2006 Equity Incentive Plan, as amended (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by Exar Corporation on September 17, 2010).

Exhibit No.	Description

(e)(18)	Form of Notice of Grant of Stock Option and Terms and Conditions of Nonqualified Stock Option under the 2006 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K filed by Exar Corporation on September 13, 2006).

(e)(19)	Form of Notice of Grant of Stock Option and Terms and Conditions of Incentive Stock Option under the 2006 Equity Incentive Plan (incorporated by reference to Exhibit 10.3 of the Current Report on Form 8-K filed by Exar Corporation on September 13, 2006).
(e)(20)	2006 Equity Incentive Plan Form Of Stock Unit Award Agreement (incorporated by reference to Exhibit 10.2 to Exar Corporation’s Quarterly Report on Form 10-Q for the quarterly period ended December 28, 2008).

(e)(21)	2006 Equity Incentive Plan Form Of Performance Stock Unit Award Agreement (incorporated by reference to Exhibit 10.1 to Exar Corporation’s Quarterly Report on Form 10-Q for the quarterly period ended September 27, 2009).

(e)(22)	2006 Equity Incentive Plan Form of Non-Employee Director Option Agreement (September 2013) (incorporated by reference to Exhibit 3.4 to Exar Corporation’s Quarterly Report on Form 10-Q for the quarterly period ended September 29, 2013).

(e)(23)	2006 Equity Incentive Plan Form of Non-Employee Director RSU Agreement (September 2013) (incorporated by reference to Exhibit 3.5 to Exar Corporation’s Quarterly Report on Form 10-Q for the quarterly period ended September 29, 2013).

(e)(24)	Employment Agreement between the Company and Ryan Benton, dated September 30, 2013 (incorporated by reference to Exhibit 3.3 to Exar Corporation’s Quarterly Report on Form 10-Q for the quarterly period ended September 29, 2013).

(e)(25)*	Change of Control Agreement between the Company and Keith Tainsky dated May 31, 2016.

(e)(26)*	Change of Control Agreement between the Company and James Lougheed dated January 4, 2016.

(e)(27)*	Change of Control Agreement between the Company and Dan Wark dated February 11, 2015

(e)(28)*	Change of Control Agreement between the Company and Hung Le dated February 16, 2016.

(e)(29)	Fiscal Year 2017 Management Incentive Program (incorporated by reference to Exhibit 10.2 to Exar Corporation’s Quarterly Report on Form 10-Q for the quarterly period ended October 2, 2016).

(e)(30)	Form of Indemnification Agreement with directors and executive officers (incorporated by reference to Exhibit 10.2 to Exar Corporation’s Registration Statement on Form S-1 (Registration No. 333-45482)).

Annex I*	Opinion of Cowen and Company, LLC, dated March 28, 2017.

Annex II*	Section 262 of the Delaware General Corporation Law.

*	Filed herewith.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 13, 2017	EXAR CORPORATION

	By:	/s/ Ryan A. Benton
Ryan A. Benton
Chief Executive Officer

Annex I

March 28, 2017

Board of Directors

Exar Corporation

48720 Kato Road

Fremont, CA 94538

Members of the Board:

In your capacity as members of the Board of Directors (the “Board of Directors”) of Exar Corporation (the “Company”), you have requested our opinion (the “Opinion”), as investment bankers, as to the fairness, from a financial point of view, to the holders of the common stock, par value $0.0001 per share, of the Company of the Consideration (as defined below) to be received by the stockholders of the Company pursuant to the terms of that certain Agreement and Plan of Merger (the “Agreement”), by and among MaxLinear, Inc. (“Acquirer”), Eagle Acquisition Corporation (“Merger Sub”) and the Company.

As more specifically set forth in the Agreement, and subject to the terms, conditions and adjustments set forth in the Agreement, (i) Merger Sub will commence a tender offer (the “Offer”) to purchase any and all of the outstanding shares of common stock of the Company at a price of $13.00 per share in cash (the “Consideration”), and (ii) following the consummation of the Offer, Merger Sub will be merged with and into the Company (the “Merger”, and together with the Offer, the “Transaction”) and each issued and outstanding share of common stock of the Company not tendered in the Offer, other than those shares of common stock of the Company which are not being converted into the right to receive the Consideration under the Agreement, will be converted into the right to receive the Consideration.

Cowen and Company, LLC (“we” or “Cowen”), as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In the ordinary course of our business, we and our affiliates may actively trade the securities of the Company and Acquirer and/or their respective affiliates for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

We are acting as exclusive financial advisor to the Board of Directors of the Company in connection with the Transaction and will receive a fee from the Company for our services, a significant portion of which is contingent upon the consummation of the Transaction. We will also receive a fee for providing this Opinion. In addition, the Company has agreed to reimburse our expenses and indemnify us for certain liabilities that may arise out of our engagement. In the two years preceding the date of this Opinion, Cowen has served as a financial advisor to the Company and has received fees for the rendering of such services, and has not had a material relationship with any other party to the Transaction. Cowen and its affiliates may in the future provide commercial and investment banking services to the Company and Acquirer and may receive fees for the rendering of such services.

Cowen and Company, LLC 599 Lexington Avenue New York, NY 10022 TEL 1 646 562 1000 www.cowen.com

In connection with our Opinion, we have reviewed and considered such financial and other matters as we have deemed relevant, including, among other things:

•    a draft of the Agreement dated March 28, 2017;

•    certain publicly available financial and other information for the Company and certain other relevant financial and operating data furnished to Cowen by the management of the Company, including certain unaudited pro forma historical financial information concerning the Company;

•    certain internal financial analyses, financial forecasts, reports and other information concerning the Company prepared by the management of the Company (the “Company Forecasts”);

•    discussions we have had with certain members of the management of the Company concerning the historical and current business operations, financial condition and prospects of the Company and such other matters we deemed relevant;

•    certain operating results of the Company as compared to the operating results of certain publicly traded companies we deemed relevant;

•    the reported price and trading history of the shares of the common stock of the Company as compared to the reported price and trading histories of certain publicly traded companies we deemed relevant;

•    certain financial terms of the Transaction as compared to the financial terms of certain selected business combinations we deemed relevant; and

•    such other information, financial studies, analyses and investigations and such other factors that we deemed relevant for the purposes of this Opinion.

In conducting our review and arriving at our Opinion, we have, with your consent, assumed and relied, without independent investigation, upon the accuracy and completeness of all financial and other information provided to us by the Company or which is publicly available or was otherwise reviewed by us. We have not undertaken any responsibility for the accuracy, completeness or reasonableness of, or independent verification of, such information. We have relied upon, without independent verifications, the assessment of the management of the Company as to the existing products and services of the Company and the viability of, and risks associated with, the future products and services of the Company. In addition, we have not conducted nor have assumed any obligation to conduct any physical inspection of the properties or facilities of the Company. We have further relied upon the Company’s representation that all information provided to us by the Company is accurate and complete in all material respects. We have, with your consent, assumed that the Company Forecasts were reasonably prepared by the management of the Company on bases reflecting the best currently available estimates and good faith judgments of such management as to the future performance of the Company, and such Company Forecasts provide a reasonable basis for our Opinion. We express no opinion as to the Company Forecasts or the assumptions on which they were made. We expressly disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting our Opinion of which we become aware after the date hereof.

We assumed that there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of the Company since the date of the last financial statements made available to us. We have not made or obtained any independent evaluations, valuations or appraisals of the assets or liabilities of the Company, nor have we been furnished with such materials. In addition, we have not evaluated the solvency or fair value of the Company, Acquirer or Merger Sub under any state or federal laws relating to bankruptcy, insolvency or similar matters. Our Opinion does not address any legal, tax or accounting matters related to the Agreement or the Transaction, as to which we have assumed that the Company and the Board of Directors of the Company have received such advice from legal, tax and accounting advisors as each has determined appropriate. Our Opinion addresses only the fairness of the Consideration, from a financial point of view, to the stockholders of the Company. We express no view as to any other aspect or implication of the Transaction or any other agreement, arrangement or understanding entered into in connection with the Transaction or otherwise. Our Opinion is necessarily based upon economic and market conditions and other circumstances as they exist and can be evaluated by us on the date hereof. It should be understood that although subsequent developments may affect our Opinion, we do not have any obligation to update, revise or reaffirm our Opinion and we expressly disclaim any responsibility to do so.

We have not considered any potential legislative or regulatory changes currently being considered or recently enacted by the United States or any foreign government, or any domestic or foreign regulatory body, or any changes in accounting methods or generally accepted accounting principles that may be adopted by the Securities and Exchange Commission, the Financial Accounting Standards Board, or any similar foreign regulatory body or board.

For purposes of rendering our Opinion we have assumed in all respects material to our analysis, that the representations and warranties of each party contained in the Agreement are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Agreement and that all conditions to the consummation of the Transaction will be satisfied without waiver thereof. We have assumed that the final form of the Agreement will be substantially similar to the last draft reviewed by us. We have also assumed that all governmental, regulatory and other consents and approvals contemplated by the Agreement will be obtained and that in the course of obtaining any of those consents no restrictions will be imposed or waivers made that would have an adverse effect on the contemplated benefits of the Transaction. We have assumed that the Transaction will be consummated in a manner that complies with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable state or federal statutes, rules and regulations.

It is understood that our Opinion is intended for the benefit and use of the Board of Directors of the Company in its consideration of the financial terms of the Transaction. Our Opinion should not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. However, our Opinion may be reproduced in full in disclosure documents relating to the Transaction which the Company is required to file under the Securities Exchange Act of 1934, as amended. Our Opinion does not constitute a recommendation to any stockholder of the Company or any other person as to whether such person should tender his or her shares of the common stock of the Company in the Offer or to take any other action in connection with the Transaction or otherwise. We have not been requested to opine as to, and our Opinion does not in any manner address, the Company’s underlying business decision to effect the Transaction or the relative merits of the Transaction as compared to other business strategies or transactions that might be available to the Company. In addition, we have not been requested to opine as to, and our Opinion does not in any manner address, (i) the fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees, or class of such persons, relative to the compensation to the public stockholders of the Company or (ii) whether Acquirer has sufficient cash, available lines of credit or other sources of funds to enable it to pay the Consideration.

This Opinion was reviewed and approved by Cowen’s Fairness Opinion Review Committee.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, it is our opinion that, as of the date hereof, the Consideration to be received by the stockholders of the Company in the Transaction is fair, from a financial point of view, to the stockholders of the Company.

Very truly yours,

/s/ Cowen and Company, LLC

Cowen and Company, LLC

Annex II

Section 262 of the General Corporation Law of the State of Delaware.

§ 262 Appraisal Rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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